Exhibit 99.1 : Business Report followed by Non-consolidated statements

BUSINESS REPORT

( for The 36th Fiscal Year : From January 1, 2003 to December 31, 2003)

THIS IS A TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

BUSINESS REPORT

(for The 36th Fiscal Year : From January 1, 2003 to December 31, 2003)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the BUSINESS REPORT for the 36th Fiscal Year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Jae-Ku Cho
General Manager of Finance
Management Department
Tel) 82-2-3457-0400

CONTENTS

EX-99.1 Business Report & Non-Consol Financials

     Chapter

I.	Overview
II.	Business
III.	Financial Statements
IV.	Current Situation on Corporate Governance and Company Affiliates

Attachment	Auditor’s Review Report

I. Overview

1.	Purpose of the Company

A.	Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate and distribution businesses	POSCO Center
d. To engage in district heating supply business
e. To engage in marine transportation, processing and sales of minerals within or outside Korea
f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

B.	Businesses not engaged in by the Company

Items	Details
a) To engage in the supply of LNG and power generation, as well as the distribution business thereof
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

C.	Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel: Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co.: Production & sales of steel bars and steel pipes
POSCON: Manufacturing and sales of electric controlling devices
POSREC: Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering: Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co.: Maintenance and repair of steel plant machinery & equipment
POSCO Engineering & Construction: Construction and engineering

Items	Details
POS A.C. Architects & Engineering: Construction design
POSCO Steel Sales & Service: Steel product sales and general trading
POSDATA: Development and sales of computer hardware and software
Seung Kwang: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting, education
POSTECH Venture Capital Co.: Support of venture companies
POSCO Terminal Co. Ltd: Logistics Services

D.	Businesses the company plans to engage in

[Irrelevant]

2.	Business Organization

A.	Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a) Date of establishment: April 1, 1968

(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c) Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Kwangyang Works: 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Tokyo Branch: POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

•	Overseas Offices: The Company operates six overseas offices (Eu,Hanoi, Rio de Janeiro, Singapore, Mexico,Washington) for the purpose of supporting international business

(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works begun
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
March 3, 1987	Research Institute of Industrial Science & Technology (RIST) founded
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
September 1, 1995	POSCO Center opened
October 27, 1995	POSCO’s ADRs listed on LSE
November 28, 1995	Completed Construction of COREX
September 30, 1996	Elected as Chairman of IISI
October 15, 1996	#1 Mini Mill completed
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
April 1, 1998	30th Anniversary of establishment
March 31, 1999	Completed construction of #5 Blast Furnace (24.3 million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
July 3, 2003	The POSCO museum opened

(e) Changes in the largest shareholder

•	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

•	Date of Disclosure: July 27, 2001

•	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

(f) Change of Business Pursuits

The Company is a steel maker that focuses on crude steel production and steel manufacturing, as well as the production and sales of hot/cold rolled steel products. The following are changes in the Company’s business pursuits.

•	1984: (a) Port loading, logistics, and warehouse businesses

(b) Operation of professional athletic teams added to business pursuits

•	1992: Scientific agriculture and its spread added to business pursuits

•	1994: Real estate leasing and distribution added to business pursuits

•	1995: ‘Scientific agriculture and its spread’ exited from business pursuits

Urban gas supply and power generation added to business pursuits

•	2001 Regional heating business added to business pursuits

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., —> POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

Date	Item	Production capacity	Remarks
July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity
May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	”
Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/year	”
Feb. 18, 1981	Pohang Works Phase 4 completed	8.5 million tons/year	”
May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	”
May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	”
July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	”
Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	”
Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	”
Oct. 15, 1996	STS and mini mill completed	23 million tons/year	”
Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	”
Mar. 31, 1999	Gwangyang Works # 5 Blast	24.3 million tons/year	”
Furnace completed
Apr. 30, 2003	STS #3 plant completed	24.76 million tons/year	”

☐ Actual production capacity: 28.46 million tons.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5) Important Developments Related with Business Operation

[Irrelevant]

B.	POSCO Business Group

(1) Overview of Business Group

•	Criteria: In the past, the Korea Fair Trade Commission (KFTC) arbitrarily designated the top 30 Business Groups as Large Business Groups among domestic conglomerates based on the criteria of total assets in the previous Fiscal Year. KFTC has changed this method of categorization to be based on business practices for regulatory purposes.

•	Groups subject to regulations on a ceiling on investment in other companies: Business groups with over 5 trillion won in total assets (except business groups that have a debt ratio of below 100% according to their consolidated Financial Statements.)

•	Groups subjected to regulations on cross shareholding and debt guarantee: conglomerates with over 2 trillion won in total assets.

(2) Companies Belonging to Large Business Groups

•	A company in which a single shareholder and people with a special relationship to the primary shareholder own more than 30% of its stakes. Or a company in which a single shareholder in effect controls the business.

•	POSCO Group:

•	The Korea Fair Trade Commission designated business groups subject to regulations on a ceiling on investment in other companies, and those subject to regulations on cross shareholding and debt guarantee in 2003 (April 1, 2003).

•	POSCO was excluded from the groups subject to regulations on a ceiling on investment in other companies because it has a debt ratio of below 100%.

•	POSCO Group (15 companies) with total assets of 20.533 trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, POSREC, POSCO Terminal

‡	Added POSCO Group : Seomyeon Development Co., Ltd. (Feb. 2, 2004)

(3) Related laws and regulations

F. Prohibition on Cross Shareholdings (Article 9- • of the Fair Trade Law)

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Fair Trade Law)

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Fair Trade Law)

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subject to above clause)

3.	Equity Capital

     New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998
Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077 shares (7,692,308 DRs)
Issue Price Per Share	WON114,142 (U$142)	WON122,655 (U$76.25)	WON73,856 (U$52)
Equity Capital(‘000 Won) After the New Issue	WON469,509,050	WON472,787,740	WON482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

‡ Stock Cancellation by profit:	- 2,891,140 Shares (August 25, 2001, Result of Board of Directors)
- 2,807,690 Shares (November 20, 2002, Result of Board of Directors)
- 1,815,640 Shares (July 22, 2003, Result of Board of Directors)

F.	Convertible Bonds

     No relevant data.

C.	Bonds with Warrant

     No relevant data

4.	Other information regarding Shares

A.	Total Number of Shares

(As of December 31, 2003)
Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	88,966,155	111,033,845

B.	Outstanding Shares

(As of December 31, 2003)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	88,966,155	444,830,775
Total	88,966,155	444,830,775

C.	Treasury Stock Holdings

		(Shares, KRW)
Time of purchase	Type	Number of Shares	Value
Before Dec., 1999	Registered Common	7,580,363	645,527,003,278
Feb 29, 2000 ~ May 18	”	4,824,030	521,435,498,740
June 14, 2000	”	2,891,140	310,839,507,660
October 4, 2000	”	2,161,180	171,597,692,000
Registered Common Total		17,456,713	1,649,399,701,678

Time of Cancellation	Type	Number of Shares	Value
Before Mar., 1999	Cancellation etc.	2,902,717	189,179,155,935
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
November 22,2002	Cancellation	2,807,690	281,698,345,390
July 22, 2002	ESOP	875,066	87,796,246,846
Cancellation by profit etc. Total		10,110,513	912,344,536,411
Sub Total		7,346,200	737,055,165,267

‡	ESOP (Employee Stock Ownership Plan) : Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D.	Treasury Stock purchased by Fund Management Institutes under the Trust Contract

As of December 31, 2003		(KRW, Shares)
Date	Name of the institute	Amount	Number of Shares

Nov. 05, 2003	Hana Bank	100,000,000,000	912,010

Total		100,000,000,000	912,010

F.	Shares held by ESOA (Employee Stock Ownership Association)

(KRW, Shares)
Type	Beginning	Increase	Decreased	Balance
Registered Common	666,601	875,066	34,431	1,507,236

Total	666,601	875,066	34,431	1,507,236

F.	Stock Option

Date of Grant	Name	Number of Shares	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	92,211	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	46,106	July 23, 2008
	Moon-Soo Park	18,443
	Chang-Oh Kang	18,443
	Soo-Yang Han	13,832
	Won-Pyo Lee	13,832
	Kwang-Woong Choi	11,065
	Choong-Sik Shin	11,065
	Jung-Won Kim	11,065
	Seong-Yong Shin	11,065
	Chung-U Park	9,221
	Won-Chul Hwang	9,221
	Sung-Hwan Kim	9,221
	Tae-Hyun Hwang	9,221
	Yong-Keun Kim	9,221
	Kwang-Hee Han	9,221
	Dong-Jin Kim	9,221
	Soo-Chul Shin	9,221
	Moon-Chan Ko	9,221
	Chin-Choon Kim	9,221
	Youn Lee	9,221
	Kyeong-Ryul Ryoo	9,221
	Seong-Sik Cho	9,221
	Jong-Tae Choi	9,221
	Hwang-Kyu Hwang	9,221
	Song Kim	9,221
	Woo-In Lee	9,221
	Ung-Suh Park	2,305
	Jae-Young Chung	2,305
	Guil-Soo Shin	2,305
	Jong-Won Lim	2,305
	Samuel F. Chevalier	2,305
	Soon Kim	2,305

Date of Grant	Name	Number of Shares	Exercising Period	Exercising Price
	Woo-Hee Park	2,305
	Dae-Wook Yoon	1,960

April 27 2002	Jong-Doo Choi	9,506	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,506	~ April 27,2009
	Chang-Ho Kim	9,506
	Nam Suk Hur	9,506
	Chang-Kwan Oh	9,506
	Jeon-Young Lee	9,506

Sep.18 2002	Suk-Man Youn	11,407	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,506	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	4,900	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,940	April 26, 2010
	Won-Pyo Lee	2,940
	Kwang-Woong Choi	5,880
	Kyeong-Ryul Ryoo	4,900
	Kim,E. Han	2,450
	Hyun-Shik, Yoo	2,450
	Han-Kyung, Kim	2,450
	Kwang-Hee Han	1,960
	Dong-Jin Kim	1,960
	Tae-Hyun Hwang	1,960
	Youn Lee	1,960
	Seong-Sik Cho	1,960
	Jong-Tae Choi	1,960
	Hyun-Shik,Chang	9,800
	Oh-Joon, Kwon	9,800

Date of Grant	Name	Number of Shares	Exercising Period	Exercising Price
	Dong-Hwa, Chung	9,800
	Jin-Il, Kim	9,800
	Chun-Hwan,Lee	9,800
	Dong-Hee, Lee	9,800
	Byung-Jo, Choi	9,800
	Sang-Young, Lee	9,800
	Hyun-Uck, Sung	9,800
	Han-Yong,Park	9,800

Total		570,000

☐ Changed Number of Exercised Shares:	- Choon-Sik,Shin (11,065 Shares, ’04.3.10)
- Seong-Yong, Shin (11,065 Shares, ’04.3.13)

5.	Voting Rights

	As of December 31, 2003
	Number of shares	Remarks
1. Shares with voting rights [a-b]	[88,966,155]
a. Number of outstanding shares	88,966,155
b. Number of shares without voting rights	0
2. Shares with restricted voting rights [ a + b + c + d ]	[8,258,210]
a. Restriction by Code of Commerce	8,258,210	Treasury Stock & Stock under trust contract
b. Restriction by Securities Exchange Law	0
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored	[80,707,945]
Shares which can exercise voting rights [1- 2 + 3]	80,707,945

6.	Earnings and Dividend for The Past Five Fiscal Years

(Unit : Million Won)

	The 36th	The 35th	The 34th	The 33rd	The 32nd
Net Profit	1,980,572	1,101,325	819,319	1,636,991	1,558,032
EPS (Won)	24,306	13,442	10,043	19,170	16,242
Net Profit Available for Dividend Payout	1,844,390	1,725,043	759,120	1,946,837	1,479,586
Cash Dividend Paid (Payable)	485,188	286,057	204,048	204,704	159,920
Pay-out Ratio	24.50%	25.97%	24.90%	12.50%	10.26%
Dividend per share (Won)	6,000	3,500	2,500	2,500	1,750
Dividend Yield	3.84%	2.76%	2.20%	3.18%	1.43%
Net asset per share (Won)	149,442	129,546	116,516	108,450	96,951
Recurring Profit per share ( Won)	24,306	13,442	10,043	11,155	12,257

II. Business (Manufacturing)

1.	Current Situation of POSCO

(1) Market Share

(Unit : Million Won)

	Annual for		Annual for		Annual for
	the 36th Fiscal Year		the 35th Fiscal Year		the 34th Fiscal Year
Category	(2003)	Market share	(2002)	Market share	(2001)	Market share
Crude steel production	46.3	100	45.4	100	43.9	100
POSCO	28.9	62	28.1	62	27.8	63
Others	17.4	38	17.3	38	16.1	37

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2.	Key Products and Raw Materials

A.	Current Situation of Key Products

(Unit :100 million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	63,773 (44%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		50,441 (36%)
		STS	Silverware, steel pipes, etc.		26,514 (19%)
	Others	Byproducts, etc.	Raw material for cement, etc.		1,562 (1%)

Total					143,593 (100%)

B.	Price Trends of Key Products

(Unit: won/ton)
		Annual for the 36th	Annual for the 35th	Annual for the 34th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Dec. 31, 2003)	(Jan. 1~Dec. 31, 2002)	(Jan.1~Dec.31, 2001)
Hot-rolled coil	Domestic Export	363,160 393,193 ($330)	317,537 318, 297 ($255)	287,994 277, 614 ($215)
Cold-rolled steel sheet	Domestic Export	470,859 502,876 ($422)	416,626 371, 319 ($297)	386,921 367, 116 ($284)

     (1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C.	Current Situation of Major Raw Materials

(Unit: million won)
Business area	Type of purchase	Item	Specific use	Purchase amount (portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	1,315,754 (25.1%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal: Sintering fuel	1,207,036 (23.1%)	BHP of Australia Fording of Canada

		Iron materials	Iron material for steelmaking	287,475 (5.5%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	1,655,732 (31.6%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	620,131 (11.9%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	147,006 (2.8%)	Limestone, manganese, fluorite

Total				5,233,134

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D.	Price Trends of Key Materials

	(Unit: won/ton )
Category	The 36th Fiscal Year	The 35th Fiscal Year	The 34th Fiscal Year
Iron ore	31,721	31,064	33,261
Coal	60,276	61,993	61,832
Scrap iron	196,687	150,529	145,411
Nickel	11,037,181	8,435,974	7,913,810

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A.	Iron ore (The unit price increased 657 won in terms of the won currency compared with the 35th Fiscal Year)

•	The FOB price increased 9% compared with the 35th Fiscal Year and shipping charges rose ($1.95 per ton) due to a rise in oil prices. However, the unit price increased only a little due to a fall in won-dollar exchange rates.

•	Trend of purchase price(CFR) : $25.22/ton — > $24.15/ton — > $26.10/ton

Trend of average exchange rate: Won 1,291/$ — > Won 1,253/$ — > Won 1,190/$

(2001)    — >    (2002)    — >    (2003)

B.	Coal: (The unit price fell 1,717 won due to a fluctuating won currency compared with the 35th Fiscal Year)

•	The price calculated in won declined due to a fall in exchange rate.

•	Trend of purchase price (CFR): $46.88/ton — > $48.55/ton — > $49.12/ton

(2001)               (2002)               (2003)

C.	Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in China.

•	Trend of purchase price (CIF): $110/ton — > $116/ton — > $160/ton

(2001)               (2002)               (2003)

D.	Nickel

•	It is projected that there will be nickel supply shortages amounting to about 30,000 tons in 2003, because STS production capacity worldwide is rising but nickel production facilities are likely to be completed only after 2006. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in the early part of next year.

•	Trend of LME price:	$5,952/ton	—>	U$6,768/ton	—>	U$9,634/ton
		(2001)		(2002)		(2003)

3.	Production and Facilities

A.	Production capacity

	(Unit: Thousand Ton)
Items	2003	2002	2001
Pohang Works	12,660	12,200	12,200
Kwangyang Works	15,800	15,800	15,800

Total	28,460	28,000	28,000

     – Pohang Works : #1 Steel Making (2,600) + #2 Steel Making (8,400) + STS (1,660) = 12,660

     – Kwangyang : #1 Steel Making (6,800) + #2 Steel Making (7,200) + Minimill (1,800) = 15,800

     – Total = 28,460 thousand tons

     ☐ Based on actual capacity revised on April, 1999

B.	Production and Capacity Utilization Rate

(1) Production

		(Unit: Thousand Ton)
Items		2003	2002	2001
	Pohang	12,666	12,164	12,042
	Kwangyang	16,234	15,902	15,784
Crude Steel		28,900	28,066	27,826

Plate	Pohang	2,986	3,046	3,069
HR Products		10,521	9,388	9,770
Pohang		3,806	3,185	3,471
Kwangyang		6,715	6,203	6,299
CR Products		9,269	8,923	8,736
Pohang		1,199	1,531	1,533
Kwangyang		8,070	7,392	7,203
STS	Pohang	1,587	1,236	1,228
Others	Pohang	2,971	2,949	2,790
Kwangyang		220	108	228
	Pohang	12,549	11,947	12,092
	Kwangyang	15,005	13,703	13,730
Finished Products		27,554	25,650	25,822

	Pohang	296	584	490
	Kwangyang	414	867	927
Half- Finished Products		710	1,451	1,416

	Pohang	12,846	12,531	12,582
	Kwangyang	15,420	14,570	14,656
Total Products		28,266	27,101	27,238

(2) Capacity Utilization Rate for 2003 in Terms of Crude Steel Production

	(Unit : Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	12,660	12,666	100.0%
Kwangyang Works	15,800	16,234	102.7%

Total	28,460	28,900	101.5%

     – Utilization Rate = Production/Real Production Capacity.

C.	Production Facilities

(1) Book Value of Fixed Assets

	(Unit : Million Won)
	Beginning Book			Ending Book
Items	Balance	Change	Depreciation	Balance
Pohang
Land	411,045	-5,083		405,962
Building	927,619	117,344	58,526	986,437
Structures	405,422	33,292	27,828	410,886
Machinery & Equipment	1,881,226	893,825	597,117	2,177,934
Vehicles	11,408	8,636	2,824	17,220
Tools and Fixtures	9,111	6,451	5,747	9,815
Furniture & Others	20,955	13,925	7,805	27,075
Kwangyang
Land	379,760	-1,431		378,329
Building	906,190	20,343	67,373	859,160
Structures	541,283	7,583	43,748	505,118
Machinery & Equipment	2,099,283	261,416	563,123	1,797,576
Vehicles	3,873	10,717	4,267	10,323
Tools and Fixtures	7,234	10,917	3,550	14,601
Furniture & Others	8,246	2,331	3,362	7,215

(2) Major Capital Expenditures

(a) Investments under construction

	(Unit: Hundred million Won)
	Total	Invested	Amount to
Items	Investment	Amount	Be invested
Expansion	6,210	2,003(1,824)	4,207
Maintenance	5,021	884(610)	3,319

Total	11,231	2,887(2,434)	7,526

(b) Planned investments

	(Unit: Hundred Million Won)
	Total
	Amount	2003	2004	2005
Total	69,525	22,519	28,134	18,872

4.	Sales

A.	Breakdown of Steel Product Sales

		(Unit: Thousand Ton, Hundred Million Won)
		2003		2002		2001
Items		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	14,177	53,357	14,044	46,732	14,333	44,901
	Export	2,517	10,416	2,294	7,776	2,339	7,020

	Total	16,694	63,773	16,338	54,508	16,672	51,921

Cold Rolled Products	Domestic	6,251	31,988	5,952	27,577	5,409	23,817
	Export	3,686	19,756	3,657	15,019	3,791	15,717

	Total	9,937	51,744	9,609	42,596	9,200	39,534

Stainless Steel	Domestic	928	16,295	857	13,331	815	12,385
	Export	643	10,219	390	5,772	425	6,088

	Total	1,571	26,514	1,247	19,103	1,240	18,473

Others	Domestic		1,825	—	1,326	—	1,189
	Export		—	—	—	—	—

	Total		1,825	—	1,326	—	1,189

Total	Domestic	21,356	103,465	20,853	88,966	20,557	82,292
	Export	6,845	40,391	6,341	28,567	6,555	28,825

	Total	28,201	143,856	27,194	117,533	27,112	111,117

Discount			-263	—	-247	—	-256

Grand Total		28,201	143,593	27,194	117,286	27,112	110,861

B.	Marketing organization, channel and strategy

(1)	Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept..

(2)	Sales Channel

i)	Direct sales : POSCO —> Customers

ii)	Indirect Sales

–	Domestic market : Sales agents, e-sales or POSTEEL

–	Overseas Market : General Trading Companies

(3)	Sales Condition

–	Domestic Sales : Credit sales based on production to order

–	Export Sales : Sales based on irrevocable Letter of Credit

(4)	Sales strategies

•	Strengthen marketing focused on customer oriented

–	Implement Customer Relationship Management (CRM) system

–	Formulate partnership with key customers through EVI, JIT,etc

–	Improve customer support technical services

•	Forster Strategic products

–	Enhance competitiveness Automotive Flat, high-class API, STS400 and electric steel sheets

•	Enhance cost Leadership

–	Focused management on inventories, energy & logistics by each responsible unit through BSC

–	Settle Labor Cost Management Process led by each work in the field

6.	Related to the Derivatives

A.	Foreign Exchange Position

		(Unit: USD, EURO: Thousand, JPY: Million)

		Current Position			Future Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD	-822,853	183,032	1,005,206
Japan	JPY	-66,660	18,760	85,420
Germany	DEM
UK	GBP
Euro land	EURO	-27,683	2,408	30,091
Others

☐ Current position based on foreign assets and debt.

(Unit: USD, EURO: Thousand, JPY: Million)

		Option Position			Swap Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD				174,000	174,000
Japan	JPY				-22,868		22,868
Germany	DEM
UK	GBP
Euro land	EURO
Others

A.	Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

     First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

     Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

     Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7.	Important contracts

A.	Import Contract

N.A.

8.	Research & Development

A.	R & D Organization

		Number of
		Teams or groups	Staff
In-house	Technology Development Department	9	96
	Finex Development Department		171
	Technical Research Laboratory (Group)	16	558
Independent	Research Institute of Industrial Science and Technology		331

B.	R&D Expense

	(Million Won)

	2003	2002	2001
1. Raw Materials	57,152	29,366	10,704
2. Labor cost	74,191	61,873	22,291
3. Depreciation	22,954	11,577	89,086
4. Subcontract	38,189	21,362	18,588
5. Other Expense	15,626	100,598	24,389

Total	233,286	184,097	180,563

(R&D/Sales Ratio)*100	1.62%	1.57%	1.63%

9.	Other information for investment decision making

A.	Funding from domestic market

	(Unit: Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	21,000	(5,000)	16,000
Others

Total	21,000	(5,000)	16,000

B.	Funding from overseas

	(Unit: Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	3,409	(416)	2,993
Bond	17,885	(1,074)	16,811
Equity
Others

Total	21,294	(1,490)	19,804

III. Financial Statements

1.	Summary of Unconsolidated Financial Statements

	(Unit: million won)

	2003	2002	2001	2000	1999
Current Assets	5,327,843	3,772,625	3,560,773	4,543,060	4,166,180
Quick Assets	3,768,583	2,501,696	2,191,303	3,080,993	2,876,489
Inventories	1,559,260	1,270,929	1,369,470	1,462,067	1,289,691
Fixed Assets	13,078,757	13,471,861	14,054,757	13,223,506	13,061,277
Investments	4,023,191	3,869,016	4,609,647	3,990,724	3,443,239
Tangible Assets	8,705,192	9,271,701	9,118,589	8,929,983	9,411,491
Intangible Assets	350,374	331,144	326,521	302,799	206,547
Total Assets	18,406,600	17,244,486	17,615,530	17,766,566	17,227,457
Current Liabilities	2,528,217	2,497,274	2,252,545	3,509,702	2,994,780
Fixed Liabilities	2,920,385	3,180,416	5,166,492	4,826,918	5,146,157
Total Liabilities	5,448,602	5,677,690	7,419,037	8,336,620	8,140,937
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,707,587	3,685,953	3,673,621	3,670,457	3,675,351
Retained Earnings	9,867,437	8,483,234	6,986,939	6,662,163	5,208,591
Capital Adjustments	-1,099,429	-1,084,794	-946,470	-1,385,078	-279,825
Total Shareholders’ Equity	12,957,998	11,566,796	10,196,493	9,429,946	9,086,520
Total Sales	14,359,329	11,728,595	11,086,119	11,692,000	10,696,148
Operating Profit	3,058,534	1,833,485	1,429,457	2,099,224	1,819,452
Recurring Profit	2,663,863	1,465,444	1,114,971	1,331,484	1,662,779
Net Profit	1,980,572	1,101,325	819,319	1,636,991	1,558,032

2.	Items to pay attention for use of Financial Statements

A.	Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2003 and 2002	For 1999,2000 and 2001
CPAs	Samil Accounting Corp PricewaterhouseCoopers	Anjin & Co Arthur Anderson
Audit Opinion	Unqualified	Unqualified

B.	Any violations against GAAP

(1)	Violations, which need to amend Financial Statements

N.A.

(2)	Violations, which are not related with amendment of Financial Statements

N.A.

3.	Unconsolidated Financial Statements

A.	Balance Sheet

Refer to the attached the review report as December 31, 2003

B.	Income Statements

Refer to the attached the review report as December 31, 2003

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

N.A

4.	Consolidated Financial Statements

A.	Summary for the Fiscal Years 1999 through 2003

	(million won)

	2003	2002	2001	2000	1999
Current Assets	7,621,598	5,397,476	4,960,937	6,306,451	5,982,514
Quick Assets	5,553,227	3,726,031	3,223,686	4,394,808	4,306,231
Inventories	2,068,371	1,671,446	1,737,251	1,911,643	1,676,282
Fixes Assets	13,146,951	13,679,373	14,444,398	13,840,224	13,707,420
Investments	2,826,679	2,879,987	3,352,924	2,849,980	2,472,524
Tangible Assets	9,845,776	10,324,574	10,600,766	10,454,929	10,811,472
Intangible Assets	474,496	474,812	490,708	535,315	423,424
Total Assets	20,768,549	19,076,849	19,405,334	20,146,675	19,689,934
Current Liabilities	4,171,918	3,965,489	3,618,918	5,346,831	4,524,361
Fixed Liabilities	3,347,064	3,536,930	5,435,628	5,241,545	5,965,490
Total Liabilities	7,518,982	7,502,419	9,054,546	10,588,376	10,489,851
Minority Interest	293,299	279,165	168,171	159,623	121,333
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,828,773	3,797,737	3,859,030	3,860,756	3,799,991
Retained Earnings	9,875,080	8,219,499	6,966,189	6,595,470	5,193,185
Capital Adjustments	-1,229,988	-1,204,374	-1,125,004	-1,539,953	-396,830
Total Shareholders’ Equity	13,249,567	11,574,430	10,350,789	9,558,299	9,200,082
Total Sales	17,789,237	14,354,918	13,121,097	13,776,214	12,701,013
Operating Profit	3,262,981	2,049,867	1,587,293	2,306,463	2,020,805
Recurring Profit	2,747,271	1,507,437	1,174,673	1,384,660	1,707,201
Total Net Profit	2,017,000	1,109,132	837,210	1,642,350	1,555,348
Consolidated Net Profit	1,995,983	1,089,288	845,679	1,636,667	1,554,397
Number of Consolidated Companies	35	33	32	34	34

B.	Items to pay attention for use of Financial Statements

(1)	Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2003 and 2002	For FY 1999, 2000 and 2001
CPAs	Samil Accounting Corp PricewaterhouseCoopers	Anjin & Co Arthur Anderson
Audit Opinion	Unqualified	Unqualified

(2)	Any violation, need to amend the consolidated financial statement

N.A

(3)	Any violation, does not need to amend the consolidated financial statement

N.A

(4)	The companies included in the consolidated financial statement in the recent 3 Fiscal Years

	The companies included	The companies added	The companies dropped
2003	POSCO and 35 companies	POSCO Qintao
2002	POSCO and 33 companies	POSREC ,Qintao STS	POSVEN
2001	POSCO and 32 companies	—	POS Energy and other

C.	Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the 36th Consolidated Financial Statements as of December 31,2003

(2)	Consolidated Income Statements

Refer to the 36th Consolidated Financial Statements as of December 31, 2003

6.	Divisional Financial Status

A.	Divisional Financial Information

     N.A

The POSCO and its related companies have been operating mainly steel business

B.	Regional Financial Information

     N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7.	Financial Statement before and after consolidation

A.	The Overview of Consolidation

N.A

B.	Financial Statement before and after Consolidation

N.A

C.	Issues related Consolidation

N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1.	Overview of Corporate Governance

A.	Issues related with the Board of Directors

(1)	Composition of the Board of Directors

(A) Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

–	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

–	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the Board, President, Vice-Presidents, Executive Vice President, and Senior Vice Presidents among Standing Directors

•	Selection of members of the special committees

•	Determination of the functions of the Board of Directors and Special Committees

(B) Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 19, 2004	The Director Candidate Recommendation and Evaluation Committee recommended 6 candidates for outside directors

Feb. 20, 2004	The Board of Directors recommended 5 candidates for standing directors

Feb. 20, 2004	Disclosed the personal profiles of director candidates and their relevant experience

Mar. 12, 2004	Selected directors (shareholders meeting)

(C) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

Is an outside
☐ Name	director	Remarks
Park Ung-suh (Chairman)	o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Outside directors (5):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Lim Jong-won (member)	o
Samuel F. Chevalier (member)	o
Yoo Hyun-shik (member)	o
Kim Han-kyung (member)	o

(D) List of outside directors

Relation with
majority
Name	Experience		shareholder	Remarks
Park Ung-suh	•	Prof. of Sejong University, president of the Korea-Australia Foundation
	•	Former president of Samsung Petrochemical Co.	None
(Economics at Seoul National University, PhD in economics from University of Pittsburgh)

Chung Jae-young	•	Vice president of SungKyunKwan University	”
	•	Former president of the Korean-Japanese Economics and Management Association
(Business administration at Sungkyunkwan University, PhD in business from Waseda University)

Shin Guil-soo	•	President of International Strategic Management Institute	”
	•	Prof. of Business Administration and Economics, Myongji University
(Business administration at Seoul National University, PhD in business administration from Myongji University

Relation with
majority
Name		Experience	shareholder	Remarks
Im Jong-won	•	Prof. of business administration, SNU
	•	Former chairman of the Korea Marketing Association	”
(Business administration at SNU, PhD in business administration from University of Alabama)

Samuel F. Chevalier	•	Former vice chairman, Bank of New York
	•	Former president of Irving Bank	”
(Economics, Northeastern University)

Kim E. Han	•	Distinguished Professor at University of Michigan
	•	Former advisory professor of the Korea Stock Exchange, advisor to the World Bank	”
(MBA at Cornel University, PhD in business administration from State University of New York)

Yoo Hyun-shik	•	Former president of Samsung General Chemicals
	•	Former vice-president of Cheil Industries Inc.	”
(Chemical engineering at SNU)

Kim Han-kyung	•	Former vice chairman of SK Corp.
	•	Former president of SK Corp.	”
(Business administration at Kyunghee University)

‡ Changed list of outside directors (From 2004.3.12)

Samuel F. Chevalier	•	Former vice chairman, Bank of New York
	•	Former president of Irving Bank	None
(Economics, Northeastern University)

Kim E. Han	•	Distinguished Professor at University of Michigan	”
	•	Former advisory professor of the Korea Stock Exchange, advisor to the World Bank (MBA at Cornel University, PhD in business administration from State University of New York)

Relation with
majority
Name	Experience		shareholder	Remarks
Yoo Hyun-shik	•	Former president of Samsung General Chemicals	”
	•	Former vice-president of Cheil Industries Inc. (Chemical engineering at SNU)

Kim Han-kyung	•	Former vice chairman of SK Corp.	”
	•	Former president of SK Corp.
(Business administration at Kyunghee University)

Park, Young-Ju	•	CEO & President of Eagon Co.	”
	•	Chairman of the Korean Business Seminar Council
	•	Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	•	Vice-President of Woori Finance Group (Oversees strategy)	”
	•	Former Head of the International Finance Center

Jeffrey D. Jones	•	American Lawyer at Kim&Jang Law Office	”
	•	Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	•	Head of the Business School at Ewha Women’s Univ.	”
	•	Vice-President/Commissioner of Account Management for the Korea Accountant Association

Park, Won-Soon	•	Standing Chairman of the Beautiful Foundation	”
	•	Chairman of Korea Human Rights Foundation

•	Preparation of internal system to allow access to management information

–	Issues critical to company management are set to be deliberated at the Board of Directors. (Related materials are distributed days before the opening of the Board of Directors meeting)

–	Key agendas to be submitted to the Board of Directors are pre-examined by a designated special committee that consists mostly of outside directors.

–	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

–	Holds workshops and management report sessions for outside directors.

(E)	Whether a director is covered by damage liability insurance or not

	Annual insurance		Insurance premium
Name	premium	Insurance benefits	paid by company	Remarks
All directors	326 million won	30 billion won	Entirety

(2)	Issues related with the Operation of the Board of Trustees

(A)	Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the Board of Directors

–	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

–	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Major functions
Director Candidate Recommendation and Evaluation Committee	5 outside directors	– Evaluation of the qualifications of director candidates and recommendation of outside director candidates
– Advance screening for nominating representative director, members of special committee(s)-Evaluation of business performance

Finance & Operation Committee	3 outside directors 2 standing directors	– Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
– Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Category	Composition	Major functions
Audit Committee	4 outside directors	– Audit of corporate accounting and business operations – Creation of audit report on closing accounts, and reporting to the shareholders meeting

Management Committee	6 standing directors	– Advance deliberation on and approval of in-house investment schemes
– Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
– Important subjects on working policy, and changes to welfare

☐ Changed Composition of special committees under the Board of Directors and their functions(From 2004.3.12)

Category	Composition	Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	– Evaluation of the qualifications of director candidates and recommendation of outside director candidates – Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 outside directors	– To establish management succession and development plans
– To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
– To pre-deliberate on remuneration and retirement allowance of directors and executives officers
– To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors 2 standing directors	– Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
– Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	– Audit of corporate accounting and business operations – Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	– Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

Category	Composition	Major functions
– Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
– Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	– Advance deliberation on and approval of in-house investment schemes
– Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
– Important subjects on working policy, and changes to welfare

(B)	List of key activities of the Board of Directors (Jan. 1, 2003 — Feb. 27, 2004)

Session	Date	Agenda	Approval	Remarks
2003-1	Jan.16	3 cases including the construction of No.5 CGL at Gwangyang Works	3 cases approved
2003-2	Feb.18	3 cases including a plan on donations to the POSCO Educational Foundation	3 cases approved
2003-3	Mar.14	6 cases including selection of chairman and president	6 cases approved
2003-4	Apr. 26	8 cases including POSTEEL transaction plan for 2003	8 cases approved
2003-5	June 25	4 cases including amendment of Business plan for 2003	4 cases approved
2003-6	July 22	9 cases including Purchase & Retirement of Treasury Stock	9 cases approved
2003-7	Oct.17	7 cases including STS Expansion Plan of ZPSS (Zhangjiagang Pohang Stainless Steel Co., Ltd.) in China	7 cases approved
2003-8	Dec. 9	6 cases including Business Plan in 2004	6 cases approved

Session	Date	Agenda	Approval	Remarks
2004-1	Jan.14	5 cases Improvement of Corporate Governance	5 cases approved
2004-2	Feb. 20	3 cases including a plan on donations to the POSCO Educational Foundation	3 cases approved

© Major activities of outside directors on the Board of Directors(Jan. 1,2003 - Feb. 27, 2004)

Session	Date	Number of participating outside directors	Remarks
2003-1	Jan.16	6 persons
2003-2	Feb.18	8 persons
2003-3	Mar.14	8 persons
2003-4	Apr.26	6 persons
2003-5	June 25	8 persons
2003-6	July 22	8 persons
2003-7	Oct.17	7 persons
2003-8	Dec. 9	8 persons
2004-1	Jan.14	7 persons
2004-2	Feb.20	8 persons

(D) Composition of committees and their activities(Jan. 1, 2003 — Feb. 27, 2004)

Date of meeting	Committee	Agenda	Remarks
Jan.14, 2003	Management Committee	3 cases, including the construction of No.5 CGL at Gwangyang Works

Jan.15, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including the evaluation of business performance for the entire company in 2002

Jan. 22, 2003	Finance & Operation Committee	2 cases, including donations to help the underprivileged

Feb.17, 2003	Management Committee	2 cases, including plan on donations to the POSCO Educational Foundation

Feb.17, 2003	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of 3 standing directors

Date of meeting	Committee	Agenda	Remarks
Mar. 4, 2003	Management Committee	Replacement of cold-rolled CLTS 1,2,3 at Gwangyang Works

Mar. 11, 2003	Finance & Operation Committee	2 cases, including charity donations to help Daegu subway fire victims

Mar. 14, 2003	Director Candidate Recommendation and Evaluation Committee	5 cases, including selection of chairman of the Board and President

Mar. 28, 2003	Finance & Operation Committee	Planning on support for the 42nd South Jeolla Province residents’ sports competition

Apr. 25, 2003	Finance & Operation Committee	Investment in the construction of a complex-processing center for automobile steel sheets in China

Apr. 26, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including provision of stock options

May 6, 2003	Management Committee	Upgrading of electrical steel sheets (1st stage)

May 20, 2003	Management Committee	3 cases, including addition of facilities to foundry blast furnace in Pohang

June 10, 2003	Management Committee	2 cases, including installation of degassing facilities at No 2 steel-making plant in Gwangyang

June 24, 2003	Management Committee	2 cases, including expansion of No 9 power plant in Gwangyang

June 25, 2003	Director Candidate Recommendation and Evaluation Committee	Revision of business plan for 2003

June 25, 2003	Finance & Operation Committee	2 cases, including relocation of public facilities in Pohang residential complex to Pohang City

July 15, 2003	Management Committee	3 cases, including Blast Furnace No. 3 and 4 in Pohang, and Blast Furnace No. 3 and 4 in Gwangyang

July 22, 2003	Finance & Operation Committee	3 cases, including plan on establishment of a holding company in China

Aug. 26, 2003	Management Committee	3 cases, including plan on sale of Seungri villa

Sep. 30, 2003	Management Committee	4 cases, including plan on Hydroforming

Date of meeting	Committee	Agenda	Remarks
Oct. 14, 2003	Management Committee	2 cases, including extension of installations TWB Facilities.

Oct. 16, 2003	Finance & Operation Committee	4 cases, including STS Expansion Plan of ZPSS (Zhangjiagang Pohang Stainless Steel Co., Ltd.) in China

Oct. 17, 2003	Director Candidate Recommendation and Evaluation Committee	Adjustment to the exercise price and the number of shares granted of the Stock Option Disposal of Treasury Stocks

Oct. 21, 2003	Management Committee	2 cases, including the railroad transportation of gathering of Pohang goods installation

Nov. 18, 2003	Management Committee	3 cases, including #2 Hot Rolling Continuous Mill installation at Pohang

Nov. 25, 2003	Management Committee	4 cases, including #3 Furnace maintenance at Kangwang

Dec. 2, 2003	Management Committee	4 cases, including Construction of API Steel materials processing research center

Dec. 18, 2003	Finance & Operation Committee	3 cases, including donations to help the underprivileged

Dec. 19, 2003	Director Candidate Recommendation and Evaluation Committee	Improvement of Method of Director’s Evaluation

Jan. 6, 2004	Management Committee	3 cases Expand No. 1 PCM (Pickling and Tandem Cold rolling Mill) and to construct No. 6 CGL (Continuous Galvanizing Line) at Kwangyang Work

Jan. 13, 2004	Finance & Operation Committee	2 cases, including Improvement of Corporate Governance

Jan. 13, 2004	Director Candidate Recommendation and Evaluation Committee	The evaluation of business performance for the entire company in 2003

Jan. 14, 2004	Director Candidate Recommendation and Evaluation Committee	Management of Outside Directors Candidate advisory Committee

B.	Matters Concerning Auditing

(1)	Matters Concerning Auditing Organization

(A)	Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

–	Date : March 17, 2000

–	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

–	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

–	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

–	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

–	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B)	Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

•	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

☐	The committee audits managerial executions by directors

☐	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

☐	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

☐	The committee may demand the Board of Directors to convene a special shareholders meeting.

☐	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

☐	As necessary, the committee may receive consulting from outside experts at the company’s expense.

(C)	Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks
Chung Jae-young	Vice president of the faculty of humanities and social science at Sungkyunkwan University	Satisfies requirements in the articles of incorporation	Chair

Park Ung-suh	Prof. of business administration, Sejong University	”

Kim Eung-han	Distinguished Prof. of University of Michigan	”

Yoo Hyun-shik	Former President of Samsung General Chemicals	”

‡ Changed list of outside directors (From 2004.3.12)

Name	Experience	Qualifications	Remarks
Kim Eung-han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chair

Yoo Hyun-shik	Former president of Samsung General Chemicals	”

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”

(2)	Major activities of the audit committee (auditors)

Session	Date	Agenda			Approval	Remarks
2003–1st	Jan. 16, 2003	•	Report agendas			All members participating
			–	Report on operations of the in-house controlling system in the second half of 2002	–
			–	Report on plans on how to operate the audit office in 2003	–

Session	Date	Agenda			Approval	Remarks
2003–2nd	Feb. 11, 2003	•	Review agendas			All members participating
			–	Results of the audit of account for the 35th Fiscal Year	Approved
			–	Assessment of operations of the in-house controlling system in 2002	Approved
		•	Report agendas
			–	Overview of EP/EDMS/KMS

2003–3rd	Mar. 14, 2003	•	Deliberation agenda		Approved	All members participating
			–	Approval of the appointment of the audit office head

2003–4th	Apr. 25, 2003	•	Deliberation agendas			3 members participating
			–	Revision of regulations on the operation of the audit committee	Approved
			–	Selection of a manager for the self-observation of fair trade	Approved
		•	Report agenda
			–	Results of audit on account closing for the first quarter of the 36th Fiscal Year	–
			–	Results of restatement of US GAAP links and adjustment	–

2003–5th	June 25, 2003	•	Deliberation agenda			All members participating
			–	Approval of the salary of external auditor for 2003	Approved

2003–6th	July 22, 2003	•	Deliberation agenda		Approved	All members participating
			–	Results of the audit of account closing for the second quarter of the 36th Fiscal Year
			–	Made a report of internal accounting control system

C.	Execution of Voting Rights by Shareholders

(1)	Whether to Adopt the Cumulative Voting System

‡	Introduction of the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2)	Whether to Adopt the Ballot Voting System or Electronic Voting System

‡	Introduction of the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D.	Compensation of Executives

(1)	Current situation of salary to directors (including outside directors) and members of the Audit C-ommittee (auditors)

Maximum pay
		approved by	Average payment per
	Total payment	shareholders meeting	person
Category	(2003.1 ☐ 2003.12)	(2003)	(2003.1 ☐ 2003.12)	Remarks
Director	2.98 billion won	3.5 billion won	212.5 million won

* Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2)	List of Stock Options Presented to Executives

[Refer to F. Stock option under 4. Number of Total Shares, in I. Company Overview]

Attachment : Auditor’s Review Report

POSCO
Non-Consolidated Financial Statements

December 31, 2003 and 2002

Report of Independent Auditors

     To the Board of Directors and Shareholders of
     POSCO

     We have audited the accompanying non-consolidated balance sheets of POSCO (the “Company”) as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea..

     Without qualifying our opinion, we draw your attention to the following matters.

     As discussed in Note 2 to the non-consolidated financial statements, the financial statements for the year ended December 31, 2003, presented herein for comparative purposes, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

     As discussed in Note 27 to the non-consolidated financial statements, during the years ended December 31, 2003 and 2002, the Company entered into sales and purchase transactions with related parties amounting to KRW2,352,967 million and KRW1,663,964 million, respectively, in 2003, and KRW2,226,010 million and KRW1,902,210 million, respectively, in 2002. Related receivables and payables amounted to KRW93,502 million and KRW155,826 million, respectively, as of December 31, 2003, and KRW420,979 million and KRW176,270 million, respectively, as of December 31, 2002. As of December 31, 2003 and 2002, guarantees provided to related parties amounted to KRW176,800 million and KRW154,413 million, respectively.

     Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 14, 2004

     This report is effective as of January 14, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should under stand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(in millions of Korean Won)	2003	2002
Assets
Current assets Cash and cash equivalents (Notes 3 and 26)	298,493	91,093
Short-term financial instruments (Notes 3 and 26)	513,084	109,011
Trading securities (Note 6)	1,215,983	982,861
Current portion of held-to-maturity securities (Note 7)	248,583	22,455
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)	1,393,281	1,186,804
Inventories (Note 5)	1,559,260	1,270,929
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)	43,002	34,272
Other current assets, net of allowance for doubtful accounts (Note 10)	56,157	75,200

Total current assets	5,327,843	3,772,625

Property, plant and equipment, net (Notes 8 and 29)	8,705,192	9,271,701
Investment securities (Notes 7, 12 and 26)	3,762,636	3,775,092
Intangible assets, net (Notes 9, 28 and 29)	350,374	331,144
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)	37,427	35,988
Long-term financial instruments (Notes 3 and 26)	45	50
Long-term loans, net of allowance for doubtful account	742	1,089
Other long-term assets, net of allowance for doubtful accounts (Notes 2, 8 and 10)	222,341	56,796

Total assets	18,406,600	17,244,485

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(in millions of Korean Won)	2003	2002
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	425,779	393,847
Current portion of long-term debt, net of discount on debentures issued (Note 11)	924,655	1,263,602
Accrued expenses (Note 26)	288,211	184,578
Other accounts and notes payable (Notes 26 and 27)	218,571	226,269
Withholdings	39,032	38,673
Income tax payable	546,539	367,968
Dividends payable	2,504	1,601
Other current liabilities (Note 14)	82,927	20,736

Total current liabilities	2,528,218	2,497,274

Long-term debt, net of current portion and discount on debentures issued (Note 12)	2,640,783	2,944,313
Accrued severance benefits, net (Note 13)	121,111	73,668
Deferred income tax liabilities (Note 24)	114,654	128,175
Other long-term liabilities (Note 14)	43,837	34,260

Total liabilities	5,448,603	5,677,690

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)	482,403	482,403
Capital surplus (Note 16)	3,707,587	3,685,953
Retained earnings (Note 17)	9,867,437	8,483,234
Capital adjustments, net (Note 18)	(1,099,430)	(1,084,794)

Total shareholders’ equity	12,957,997	11,566,796

Total liabilities and shareholders’ equity	18,406,600	17,244,486

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Statements of Income
Years Ended December 31, 2003 and 2002

(in millions of Korean Won, except per share amounts)	2003	2002
Sales (Notes 27 and 29)	14,359,329	11,728,595
Cost of goods sold (Note 21)	10,416,140	9,131,658

Gross profit	3,943,189	2,596,937
Selling and administrative expenses (Note 22)	884,655	763,452

Operating profit	3,058,534	1,833,485
Non-operating income
Interest income	61,751	33,905
Dividend income	15,635	7,679
Gain on valuation of marketable securities	5,571	2,523
Gain on disposal of marketable securities	32,150	38,738
Gain on disposal of property, plant and equipment	4,779	20,823
Gain on foreign currency transactions	67,030	114,411
Gain on foreign currency translation	5,505	128,362
Gain on valuation of investments using the equity method (Note 7)	74,813	—
Others	78,629	94,676

	345,863	441,117

Non-operating expenses	—
Interest expense	215,220	283,024
Loss on foreign currency transactions	56,147	76,805
Loss on foreign currency translation	109,460	13,622
Donations (Note 23)	97,372	43,525
Loss on valuation of investments using the equity method (Note 7)	—	20,148
Impairment loss on property, plant and equipment (Note 8)	150,750	139,833
Loss on disposal of property, plant and equipment	32,733	55,646
Others	78,852	176,555

	740,534	809,158

Net income before income taxes	2,663,863	1,465,444
Income tax expense (Note 24)	(683,291)	(364,119)

Net income	1,980,572	1,101,325

Basic and diluted earnings per share (Note 25) (in Korean Won)	24,306	13,442

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2003 and 2002
(Date of appropriation: March 12, 2004 and March 14, 2003 for the years ended December 31, 2003 and 2002, respectively)

(in millions of Korean Won)	2003	2002
Retained earnings before appropriations
Unappropriated retained earnings carried over from the prior year	68,306	70,547
Recovery of reserve for special repairs	—	717,510
Retirement of treasury stock (Note 1)	(253,380)	(281,697)
Interim dividends (Note 17) (Dividend rate: 20% of par value in 2003 and 10% of par value in 2002)	(81,649)	(40,842)
Valuation on equity method investment	(16,125)
Net income	1,980,572	1,101,325

	1,697,724	1,566,843

Transfers from voluntary reserves
Reserve for research and human resource development	146,667	130,000
Reserve for overseas investment loss	—	28,200

	146,667	158,200

Appropriations of retained earnings
Reserve for business rationalization	—	—
Reserve for research and human resource development	280,000	250,000
Cash dividends (Note 17) (Dividend rate: 100% in 2003 and 60% in 2002)	403,540	245,216
Reserve for business expansion	1,038,000	1,137,000
Appropriated retained earnings for dividends	40,354	24,521

Unappropriated retained earnings	1,761,894	1,656,737

carried forward to the subsequent year	82,497	68,306

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

(in millions of Korean Won)	2003	2002
Cash flows from operating activities
Net income	1,980,572	1,101,325
Adjustments to reconcile net income to net cash provided by operating activities Depreciation and amortization	1,460,698	1,327,575
Accrual of severance benefits	125,203	84,510
Gain on valuation of marketable securities	(5,571)	(2,523)
Loss on disposal of property, plant and equipment	27,954	34,823
Gain on disposal of investments	(5,909)	(2,886)
Loss on derivative transactions, net	—	2,796
Loss (gain) on valuation of investments using the equity method	(74,813)	20,148
Stock compensation expense	18,894	6,497
Loss (gain) on foreign currency translation	103,872	(118,708)
Impairment loss on property, plant and equipment	150,750	139,833
Recovery of impairment loss on investments	—	(813)
Interest expense	8,109	14,960
Decrease in income tax expense due to changes in deferred income tax assets and liabilities	(7,405)	(96,575)
Interest income	(4,090)	(3,757)
Others	88,596	108,877

	1,886,288	1,514,757

Changes in operating assets and liabilities Increase in trade accounts and notes receivable	(202,468)	(62,101)
Decrease (increase) in other accounts and notes receivable	(13,417)	23,080
Decrease (increase) in accrued income	(14,374)	47,735
Decrease in prepaid expenses	271	3,903
Decrease (increase) in inventories	(288,925)	97,890
Increase in trade accounts and notes payable	31,560	37,960
Increase (decrease) in other accounts and notes payable	(7,699)	16,857
Increase in income tax payable	169,431	251,252
Payment of severance benefits	(13,795)	(6,019)
Transfers to the National Pension Fund	12	12
Increase in retirement insurance deposits	(66,462)	(46,822)
Others	161,963	(78,325)

	(243,903)	285,422

Net cash provided by operating activities	3,622,957	2,901,504

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

(in millions of Korean Won)	2003	2002
Cash flows from investing activities
Disposal of short-term financial instruments	661,671	326,696
Disposal of trading securities	9,214,566	9,915,227
Disposal of investment securities	199,260	175,718
Proceeds from short-term loans	21	96,284
Proceeds from long-term financial instruments	6	26,679
Proceeds from office lease deposits	324,006	1,437
Disposal of property, plant and equipment	7,303	42,101
Acquisition of short-term financial instruments	(1,063,599)	(179,664)
Acquisition of trading securities	(9,410,018)	(10,483,838)
Acquisition of available-for-sale securities	(211,304)	(19,396)
using the equity method	(130,868)	(106,460)
Acquisition of-held-to-maturity securities	(19,549)	(12,293)
Payment of short-term loans	(5)	(2,308)
Acquisition of property, plant and equipment	(1,112,579)	(1,596,349)
Acquisition of intangible assets	(94,712)	(73,729)
Payment of office lease deposits	(323,796)	(771)
Others	(154,645)	(76,650)

Net cash used in investing activities	(2,114,242)	(1,967,316)

Cash flows from financing activities
Proceeds from short-term borrowings	—	307,339
Proceeds from long-term debt	507,402	493,503
Acquisition of treasury stock	(263,351)	(91,143)
Proceeds from treasury stock	43,885	95,187
Repayment of short-term borrowings	—	(307,339)
Repayment of current maturities of long-term debt	(1,263,602)	(1,081,803)
Repayment of long-term debt	—	(265,220)
Payment of cash dividends	(325,961)	(203,813)
Others	312	(5,598)

Net cash used in financing activities	(1,301,315)	(1,058,887)

Net increase (decrease) in cash and cash equivalents	207,400	(124,699)
Cash and cash equivalents at the beginning of the year	91,093	215,792

Cash and cash equivalents at the end of the year	298,493	91,093

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

1. The Company

     POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production is 28,900 thousand tons; 12,670 thousand tons at the Pohang mill and 16,230 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and six liaison offices overseas.

     Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW5,000 per share). As of December 31, 2003, 88,966,155 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,807,690 and 2,891,140 shares of treasury stock with the approval of the Board of Directors on November 20, 2002 and August 25, 2001, respectively. The Company has decided to acquire and retire 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003. The aforementioned treasury shares were acquired and retired on October 16, 2003. Accordingly, total issued shares reduced to 88,966,155 from 90,781,795.

     In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

     As of December 31, 2003, the Company’s major shareholders are as follows:

	2003
	Number of	Percentage of
	shares	shares (percent)
Pohang University of Science and Technology	2,905,000	3.27
Nippon Steel Corporation	2,894,435	3.25
SK Telecom	2,894,000	3.25
Singapore Investment	2,858,209	3.21
National Pension Corporation	2,471,097	2.78
Others	74,943,414	84.24

	88,966,155	100.00

     As of December 31, 2003 and 2002, the shares of the Company are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

2. Summary of Significant Accounting Policies

     The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

     Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

     The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

     Effective from January 1, 2003, the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 6, newly published by the Korean Accounting Standards Board (“KASB”), were adopted by the Company in the preparation of its financial statements. The non-consolidated financial statements for the year ended December 31, 2002, presented herein for comparative purposes, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

     SKFAS No. 10, “Inventory”, will be applied in 2004.

     Allowance for Doubtful Accounts
     The Company provides an allowance for doubtful accounts based on an analysis of portfolio quality and management judgment.

     Inventories
     Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials in-transit which are stated at actual cost determined using the specific identification method.

     If the net realizable value of inventory is lower than its cost, the carrying amount is reduced to the net realizable value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Investment Securities
     Investment securities are classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the intention of the Company. Trading and available-for-sale securities are reported at fair value, including incidental expenses. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Held-to-maturity securities are reported at cost. Differences between the initial cost and face value are amortized using the effective rate over its term. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of changes in shareholders’ equity. The accumulated amount in shareholders’ equity is reported in current operations when the relevant securities are disposed or losses are recognized. If the collectible amount of the securities is less than its cost, such losses are recognized in current operations.

     Investments in equity securities of companies over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over a period up to twenty years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

     Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

     The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

     Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

     Capitalization of Financing Expenses
     The Company has expensed as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial period to the conclusion.

     Present Value Discount of Receivables
     The Company has employed a reasonable interest rate to discount and evaluate receivables from court receivership, composition proceedings, and negotiation. Such discount amount is amortized and accounted for as an interest expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Property, Plant and Equipment and Related Depreciation
     Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and structures	20~40 years
Machinery and equipment	8 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years

     Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

     Intangible Assets
     Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Intellectual property rights	5~10 years
Land usage rights	40 years
Port facilities usage rights	2~33 years
Other intangibles	4~20 years

     The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

     As of December 31, 2003 and 2002, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW16,307 million for the year ended December 31, 2003.

     Discounts on Debentures
     Discounts on debentures are amortized using the effective interest rate method over the repayment term of the debentures. Amortization of these discounts is included in interest expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Income Taxes
     The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense, under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

     Accrued Severance Benefits
     Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

     The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

     The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

     Foreign Currency Transactions and Translation
     Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

     Translation of Foreign Operations
     Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

     Derivative Instruments
     The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and hedges for trading purpose. Other investments represent the fair market value of the net assets or liabilities related with derivative transactions. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of fair market value hedges, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchase price of raw materials in case of cash flow hedging.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Impairment of Assets
     The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

3. Cash and Cash Equivalents and Financial Instruments

     Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2003 and 2002 consist of the following:

	Annual interest
(in millions of Korean Won)	rates (percent)	2003	2002
Cash and cash equivalents
Cash on hand and in banks	0.50	2,273	3,667
Checking accounts	—	2,036	1,668
Money market deposit accounts	3.50	10,200	7,170
Time deposits in foreign currency	0.00 ~ 1.21	283,984	78,588

		298,493	91,093

Short-term financial instruments
Time deposits	3.95 ~ 4.80	250,500	94,500
Specified money in trust	3.70	2,121	11,979
Time deposits in foreign currency	0.55	2,463	2,532
Certificates of deposit	4.40 ~ 4.70	255,000	—
Commercial papers	5.60	3,000	—

		513,084	109,011

Long-term financial instruments
Guarantee deposits for opening accounts	—	45	50

		45	50

		811,622	200,154

     The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

4. Accounts and Notes Receivable

     Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002
Trade accounts and notes receivable	1,407,842	1,198,995
Less: Allowance for doubtful accounts	(14,001)	(11,958)
Present value discount	(560)	(233)

	1,393,281	1,186,804

Other accounts and notes receivable	86,283	74,416
Less: Allowance for doubtful accounts	(43,281)	(40,144)

	43,002	34,272

Long-term trade accounts and notes receivable	52,891	53,064
Less: Allowance for doubtful accounts	(98)	(98)
Present value discount	(15,366)	(16,978)

	37,427	35,988

     The Company’s long-term trade accounts and notes receivable, which are in relation to reorganization claims from liquidation and composition procedures, were discounted using the Company’s weighted-average borrowing rate.

5. Inventories

     Inventories as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002
Finished goods	149,598	162,549
Semi-finished goods	410,997	354,263
Raw materials	512,994	490,455
Materials in-transit	483,558	261,882
Others	2,113	1,780

	1,559,260	1,270,929

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

6. Trading Securities

     Trading securities as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002
Beneficiary certificates	693,789	300,825
Monetary market fund	348,112	682,036
Mutual fund	174,082	—

	1,215,983	982,861

7. Investment Securities

     Investment securities as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Available-for-sale securities	1,954,220	2,020,394
Held-to-maturity securities	11,207	72,448
Equity method investments	1,797,209	1,682,250

	3,762,636	3,775,092

     Available-For-Sale Securities
     Available-for-sale securities as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Marketable equity securities	1,643,889	1,618,963
Non-marketable equity securities	95,225	397,076
Investments in bonds	211,564	12
Equity investments	3,542	4,343

	1,954,220	2,020,394

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Investments in marketable equity securities as of December 31, 2003 and 2002 are as follows:

	2003				2002
(in millions of	Number	Percentage of	Acquisition
Korean Won)	of shares	ownership (percent)	cost	Book value	Book value
Hanil Iron & Steel Co., Ltd. (*)	206,798	10.14	2,412	2,337	2,215
HI Steel Co., Ltd. (*)	123,052	9.95	1,608	1,053	1,477
Munbae Steel Co., Ltd. (**)	1,849,380	9.02	3,588	1,840	1,219
Chohung Bank	135,394	0.02	3,757	529	555
Hana Bank	4,617,600	2.34	29,998	101,587	75,267
Korea Investment (**)	588,000	0.76	588	185	126
SK Telecom Co.	5,794,924	7.04	1,657,348	1,153,190	1,327,037
Samjung P&A Co., Ltd.	270,000	9.00	2,714	1,866	2,295
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46	3,911	508	579
Nippon Steel Corporation	147,876,000	2.17	285,103	380,794	208,193

			1,991,027	1,643,889	1,618,963

(*)	As of January 1, 2003, HI Steel Co., Ltd. has been split off from Hanil Iron & Steel Co., Ltd.

(**)	Munbae Steel and Korea Investment had stock splits 1:5 and 1:10, respectively.

(***)	1,699,428 SK Telecom Co. shares from available-for-sale securities have been pledged as collateral for exchangeable bonds (Note 12).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Investments in non-marketable equity securities as of December 31, 2003 and 2002 are as follows:

	2003					2002
(in millions of	Number	Percentage of	Acquisition	Net
Korean Won)	of shares	ownership (percent)	cost	asset value	Book value	Book value
Dae Kyoung Special Steel Co., Ltd. (*)	1,786,000	19.00	8,930	4,422	8,930	8,930
Kihyup Hyup Tech	600,000	10.34	3,000	3,441	3,000	3,000
Powercomm (*)	4,500,000	3.00	153,000	41,045	41,045	153,000
The Siam United Steel	9,000,000	10.00	26,640	8,174	26,640	26,640
POSNESIA Stainless Steel Industry (**)	29,610,000	70.00	9,474	2,537	2,537	9,474
POSVINA Co., Ltd. (**)	—	—	—	—	—	1,527
Others (***)	—	—	22,043	12,963	13,073	194,505

	—	—	223,087	72,582	95,225	397,076

(*)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ December 31, 2003, financial information, which has not been reviewed or audited, except for Korea Economic Daily, Keo Yang Shipping Co., Ltd, VINAPIE and POSCO Terminal, as of December 31, 2003. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and discounted cash flow was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(**)	As of December 31, 2003, the investment in PT-POSNESIA Special Steel Industry, whose operation has been suspended for more than one year, has been reduced to its recoverable amount. Investments in POSVINA, whose total assets as of December 31, 2002 was less than KRW7,000 million, were previously stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, until January 1, 2003 when the Company applied the equity method.

(***)	POSCO Terminal, having total assets less than KRW7,000 million, and Korea Daily News, in which the Company no longer has a significant interest, were eliminated from the equity method.

     Investments in bonds as of December 31, 2003 and 2002 are as follows:

		2003		2002
(in millions of
Korean Won)	Period	Acquisition cost	Book value	Book value
Government bonds	1 ~ 5 years	210,234	211,440	12
	5 ~ 10 years	124	124	—

		210,358	211,564	12

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Equity investments as of December 31, 2003 and 2002 are as follows:

		2003		2002
(in millions of	Ownership
Korean Won)	(percent)	Acquisition cost	Book value	Book value
Stock Market Stabilization Fund	1.17	1,184	3,542	4,343

     Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2003 and 2002 are as follows:

	2003			2002
(in millions of	Beginning	Increase	Ending	Beginning	Increase	Ending
Korean Won)	balance	(decrease)	balance	balance	(decrease)	balance
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	(198)	122	(76)	(1,253)	923	(330)
HI Steel Co., Ltd.	(132)	(423)	(555)	—	—	—
Munbae Steel	(2,369)	621	(1,748)	(2,201)	(168)	(2,369)
Chohung Bank	(3,201)	(26)	(3,227)	(3,196)	(5)	(3,201)
Hana Bank	45,269	26,320	71,589	45,038	231	45,269
Korea Investment	(461)	58	(403)	(303)	(158)	(461)
SK Telecom Co.	(330,311)	(173,847)	(504,158)	(104,309)	(226,002)	(330,311)
Samjung P&A Co., Ltd.	(419)	(430)	(849)	(419)	—	(419)
Dong Yang Steel	(3,332)	(70)	(3,402)	(2,206)	(1,126)	(3,332)
Nippon Steel	(76,909)	172,600	95,691	(3,880)	(73,029)	(76,909)

	(372,063)	24,925	(347,138)	(72,729)	(299,334)	(372,063)
Non-marketable equity securities:
Powercomm	—	(111,956)	(111,956)	—	—	—
Investments in bonds	(2)	1,120	1,118	(2)	—	(2)
Stock Market Stabilization Fund	—	1,179	1,179	—	—	—

	(372,065)	(84,732)	(456,797)	(72,731)	(299,334)	(372,065)

     There were no available-for-sale securities disposed during the years ended December 31, 2003 and 2002.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Held-To-Maturity Securities
     Held-to-maturity securities as of December 31, 2003 and 2002 are as follows:

		2003			2002
(in millions of Korean Won)	Period	Acquisition cost		Book value	Book value
Current portion of held-to-maturity securities:
Government bonds	Less than 1 year		140,000	139,265	—
Bonds with subscription rights	"		—	—	432
Small and medium industry finance debentures	"		49,668	49,668	—
Korea Development Bank	"		50,000	48,298	—
Bonds in foreign currency	"	US$	9,400,000	11,352	15,925
Exchange equalization fund bonds	"		—	—	6,098

			239,668	248,583	22,455
		US$	9,400,000

Held-to-maturity securities:
Small and medium industry finance debentures	1 ~ 5 years		—	—	49,668
Government bonds	"		10,000	10,000	10,000
Bonds in foreign currency	"	US$	1,000,000	1,207	12,780

			10,000	11,207	72,448
		US$	1,000,000

			249,668	259,790	94,903
		US$	10,400,000

     The Company provided financial bonds of Industrial Bank of Korea, amounting to KRW31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area. Interest income accrued from investment in bonds and held-to-maturity securities amounted to KRW10,050 million and KRW12,533 million for the years ended December 31, 2003 and 2002, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Equity Method Investments
Equity method investments as of December 31, 2003 and 2002 are as follows.

	2003					2002
		Percentage		Net
(in millions of Korean	Number of	of ownership	Acquisition	asset value
Won)	shares	(percent)	cost	(****)	Book value	Book value
POSCO E&C	27,281,080	90.94	365,789	656,743	268,991	217,599
Posteel Co., Ltd.	17,155,000	95.31	113,393	244,955	244,789	267,793
POSCON Co., Ltd.	3,098,610	90.21	49,822	70,329	23,393	24,643
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	168,251	165,114	162,938
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	31,976	11,186	10,810
POSDATA Co., Ltd.	4,000,000	64.99	35,000	67,635	57,891	62,499
POSCO Research Institute	3,800,000	100.00	19,000	22,559	22,535	22,228
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	28,158	28,274	26,610
POS-AC Co., Ltd.	130,000	100.00	1,043	7,411	661	1,468
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	307,912	307,650	304,070
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	23,239	13,377	13,609
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	41,210	51,595	47,949	42,689
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	31,641	31,836	32,689
Korea Daily News (*)	—	—	—	—	—	13,023
eNtoB Corporation	560,000	17.50	2,800	2,512	2,467	1,879
Pohang Steel America Corporation (POSAM)	306,855	99.43	251,643	152,653	151,447	159,598
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	55,834	53,638	48,517
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	13,542	13,154	8,890
POSCO International Osaka, Inc. (PIO)	800	100.00	4,692	10,523	3,436	—
VSC-POSCO Steel Corporation (VPS) (**)	—	35.00	4,758	5,320	4,956	5,849
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40.00	9,586	14,587	14,148	19,206
POS-Tianjin Coil Center (**)	—	10.00	653	1,347	1,355	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48	156,819	197,671	188,353	146,394

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

	2003					2002
		Percentage		Net
(in millions of Korean	Number of	of ownership	Acquisition	asset value
Won)	shares	(percent)	cost	(****)	Book value	Book value
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.80	23,165	29,053	28,855	30,955
POS-THAI Service Steel Co., Ltd.	477,288	11.67	1,625	937	931	740
Myanmar-POSCO Co., Ltd.	13,440	70.00	2,192	5,251	5,250
POSINVEST	2,000,000	100.00	22,910	36,937	36,575	34,295
KOBRASCO (***)	2,010,719,185	50.00	32,950	1,257	440	—
POSCHROME	21,675	25.00	4,859	6,711	6,558	3,833
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.50	927	1,646	1,650	1,584
POS-HYUNDAI STEEL	2,345,558	10.00	1,057	638	628	482
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00	2,308	2,548	2,569	2,308
POSVINA (**)	—	50.00	1,527	3,970	3,743	—
PT POSMI Steel Indonesia	743	9.17	347	225	387	347
Qingdao Pohang Stainless Steel Co., Ltd. (**)	—	80.00	33,520	33,704	33,704	8,860
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40.00	—	—	—	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**)	—	100.00	18,932	18,981	19,319	—

			1,687,415	2,308,251	1,797,209	1,682,250

(*)	In November 2003, the Company donated 3% of its Korea Daily News holdings to Kumho Culture Center, resulting in the loss of its significant influence over Korea Daily News. As a result, its holding was accounted as available-for-sale securities.

(**)	No shares have been issued in accordance with the local laws or regulations.

(***)	As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO has recovered its net asset value and as a result, it has been applied with the equity method. Accordingly, unaccounted equity method valuation loss of KRW16,125 million during the year ended December 31, 2002 during the current year from retained earnings before appropriations. In addition, the Company suspended applying the equity method for POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (Note 15).

(****)	Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of December 31, 2003. Except for POSMIT STEEL CENTRE SDN and PT POSMI STEEL INDONESIA, audited financial statements for December 31, 2003 were used for calculating net asset value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     The details of the equity method valuation as of and for the years ended December 31, 2003 and 2002 are as follows:

	2003	Valuation gain		2003
(in millions of Korean	Beginning	and loss using	Other increase	Ending
Won)	balance	equity method	or decrease (*)	balance
POSCO E&C	217,599	68,975	(17,583)	268,991
Posteel Co., Ltd.	267,793	2,599	(25,603)	244,789
POSCON Co., Ltd.	24,643	(1,926)	676	23,393
Pohang Steel Co., Ltd.	162,938	8,834	(6,658)	165,114
POSCO Machinery & Engineering Co., Ltd.	10,810	376	—	11,186
POSDATA Co., Ltd.	62,499	(4,611)	3	57,891
POSCO Research Institute	22,228	234	73	22,535
Seung Kwang Co., Ltd.	26,610	1,664	—	28,274
POS-AC Co., Ltd.	1,468	(807)	—	661
Changwon Specialty Steel Co., Ltd.	304,070	564	3,016	307,650
POSCO Machinery Co., Ltd.	13,609	(231)	(1)	13,377
POSCO Refractories & Environment (POSREC)	42,689	6,573	(1,313)	47,949
POSTECH Venture Capital Co., Ltd.	32,689	(629)	(224)	31,836
Korea Daily News	13,023	(2,874)	(10,149)	—
eNtoB Corporation	1,879	588	—	2,467
Pohang Steel America Corporation (POSAM)	159,598	(24,484)	16,333	151,447
POSCO Australia Pty. Ltd. (POSA)	48,517	(6,189)	11,310	53,638
POSCO Asia Co., Ltd. (POA)	8,890	4,276	(12)	13,154
POSCO International Osaka, Inc. (PIO)	—	(6,618)	10,054	3,436

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

	2003	Valuation gain and
(in millions of	Beginning	loss using equity	Other increase or	2003
Korean Won)	balance	method	decrease (*)	Ending balance
VSC-POSCO Steel Corporation (VPS)	5,849	435	(1,328)	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	(3,373)	(1,685)	14,148
POS-Tianjin Coil Center Co., Ltd.	1,212	146	(3)	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,394	5,940	36,019	188,353
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	(1,906)	(194)	28,855
POS-THAI Service Steel Center Co., Ltd.	740	119	72	931
Myanmar-POSCO Co., Ltd.	4,633	540	77	5,250
POSINVEST	34,295	2,318	(38)	36,575
KOBRASCO	—	21,304	(20,864)	440
POSCHROME	3,833	609	2,116	6,558
Shunde Xingpu Steel Center Co., Ltd.	1,584	68	(2)	1,650
POS-HYUNDAI STEEL	482	125	21	628
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	264	(3)	2,569
POSVINA	—	1,870	1,873	3,743
Marubeni Steel Processing Indonesia	347	40	—	387
Qingdao Pohang Stainless Steel Co., Ltd.	8,860	—	24,844	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	—	—	19,319	19,319

	1,682,250	74,813	40,146	1,797,209

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

	2002	Valuation gain	Other increase	2002
	Beginning	(loss) using	or	Ending
	balance	equity method	decrease (*)	balance
POSCO E&C	322,464	(80)	(104,785)	217,599
Posteel Co., Ltd.	290,772	(15,147)	(7,832)	267,793
POSCON Co., Ltd.	43,130	(14,512)	(3,975)	24,643
Pohang Steel Co., Ltd.	181,607	21,990	(40,659)	162,938
POSCO Machinery & Engineering Co., Ltd.	9,851	959	—	10,810
POSDATA Co., Ltd.	55,889	8,910	(2,300)	62,499
POSCO Research Institute	22,217	11	—	22,228
Seung Kwang Co., Ltd.	25,789	821	—	26,610
POS-AC Co., Ltd.	1,818	(350)	—	1,468
Changwon Specialty Steel Co., Ltd.	303,200	3,470	(2,600)	304,070
POSCO Machinery Co., Ltd.	14,143	(534)	—	13,609
POSCO Refractories & Environment (POSREC)	18,199	1,997	22,493	42,689
POSTECH Venture Capital Co., Ltd.	34,171	1,043	(2,525)	32,689
Korea Daily News	21,796	(2,740)	(6,033)	13,023
eNtoB Corporation	2,109	(230)	—	1,879
Pohang Steel America Corporation (POSAM)	116,928	32,819	9,851	159,598
POSCO Australia Pty. Ltd. (POSA)	47,361	5,624	(4,468)	48,517
POSCO Asia Co., Ltd. (POA)	7,400	1,634	(144)	8,890
VSC-POSCO Steel Corporation (VPS)	7,093	1,615	(2,859)	5,849

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

	2002	Valuation gain	Other increase	2002
	Beginning	and loss using	or	Ending
	balance	equity method	decrease (*)	balance
DALIAN POSCO-CFM Coil Center Co., Ltd.	15,170	5,077	(1,041)	19,206
POS-Tianjin Coil Center Co., Ltd.	1,119	153	(60)	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd.	119,148	27,016	230	146,394
SHUNDE Pohang Coated Steel Co., Ltd.	20,532	6,402	4,021	30,955
POS-THAI Service Steel Center Co., Ltd.	974	43	(277)	740
Myanmar-POSCO Co., Ltd.	3,567	1,416	(350)	4,633
POSINVEST	30,582	6,116	(2,403)	34,295
KOBRASCO	12,426	(25,445)	13,019	—
POSCHROME	3,192	900	(259)	3,833
Shunde Xingpu Steel Center Co., Ltd.	2,187	324	(927)	1,584
POS-HYUNDAI STEEL	431	80	(29)	482
Posmmit Steel Centre SDN BHD (POS-MMIT)	—	—	2,308	2,308
Marubeni Steel Processing Indonesia	—	—	347	347
Qingdao Pohang Stainless Steel Co., Ltd.	—	—	8,860	8,860
POSVEN	84,607	(89,530)	4,923	—

	1,819,872	(20,148)	(117,474)	1,682,250

(*)	Other increase or decrease represents the fluctuations of the investment securities due to an acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities and changes in retained earnings.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Details on the elimination of unrealized profit from inter-company transactions for the years ended December 31, 2003 and 2002 are as follows

	2003			2002
	Current	Tangible and			Tangible and
(in millions of Korean Won)	assets	intangible assets	Total	Current assets	intangible assets	Total
POSCO E&C	—	(3,985)	(3,985)	18	(70,928)	(70,910)
Posteel Co., Ltd.	(1,721)	1	(1,720)	212	12	224
POSCO Refractories & Environment (POSREC)	5	(405)	(400)	(15)	(1,172)	(1,187)
POSDATA Co., Ltd.	—	(1,956)	(1,956)	—	(382)	(382)
POS-AC Co., Ltd.	—	(988)	(988)	—	(923)	(923)
POSCON Co., Ltd.	(1)	(4,431)	(4,432)	97	(6,125)	(6,028)
Changwon Specialty Steel Co., Ltd.	157	—	157	(56)	—	(56)
POSCO Machinery Co., Ltd.	—	(2,955)	(2,955)	44	(2,392)	(2,348)
POSCO Machinery & Co., Ltd.	(32)	(1,503)	(1,535)	82	(665)	(583)
Pohang Coated, Ltd.	(207)	—	(207)	(175)	—	(175)
eNtoB Corporation	(80)	(9)	(89)	(8)	(13)	(21)
Pohang Steel America Corporation (POSAM)	(1,835)	—	(1,835)	714	—	714
POSCO Australia Pty. Ltd. (POSA)	473	—	473	(126)	—	(126)
POSCO Asia Co., Ltd. (POA)	(208)	(106)	(314)	(27)	—	(27)
POSCO International Osaka, Inc.	(7,077)	—	(7,077)	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	67	67	—	67	67
DALIAN POSCO-CFM Coil Center Co., Ltd.	(558)	—	(558)	—	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(8,759)	18	(8,741)	—	18	18
KOBRASCO	(473)	—	(473)	(139)	—	(139)
POSCHROME	(7)	—	(7)	(18)	—	(18)
Posmmit Steel Centre SDN BHD (POS-MMIT)	(58)	—	(58)	—	—	—
POSVINA	(228)	—	(228)	—	—	—

	(20,609)	(16,252)	(36,861)	603	(82,503)	(81,900)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Valuation gains and losses on investments recorded as capital adjustments for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002	Remarks
Gain on investments	173,099	198,848	Equity method
Loss on investments	(17,435)	(20,424)	Equity method

	155,664	178,424

8. Property, Plant and Equipment

     Property, plant and equipment as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002
Buildings and structures	4,478,270	4,301,260
Machinery and equipment	18,441,568	17,508,903
Tools	101,032	87,753
Vehicles	142,623	129,406
Furniture and fixtures	125,727	114,541

	23,289,220	22,141,863
Less: Accumulated depreciation	(16,439,024)	(15,294,665)

	6,850,196	6,847,198
Construction in-progress	1,067,017	1,794,731
Less: Accumulated impairment loss	(83,617)	(240,014)

	983,400	1,554,717
Land	871,596	869,786

	8,705,192	9,271,701

     The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,450,978 million and KRW2,417,354 million as of December 31, 2003 and 2002, respectively.

     As of December 31, 2003 and 2002, property, plant and equipment are insured against fire and other casualty losses up to KRW3,101,550 million and KRW3,201,643 million, respectively. In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

     In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,172 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. Previously recognized impairment loss on the building and equipment in Kwangyang No. 2 Minimill amounted to KRW4,795 million and KRW235,219 million, respectively, as of December 31, 2002. In addition, the Company recognized impairment loss on the building and equipment amounting to KRW78,822 million and KRW71,928 million, respectively, for the year ended December 31, 2003. Accumulated impairment loss on the building and equipment as of December 31, 2003 amounted to KRW83,617 million and KRW307,147 million, respectively. As of December 31, 2003, the Company has reclassified equipment from the aforementioned assets to other assets for assets that are planned to be disposed.

     The Company has reclassified Bloom equipment planned to be disposed in the future as other investment assets. As of December 31, 2003, excluding the recoverable portion of the asset, KRW619 million is accounted for as an investment loss.

     The carrying value of property, plant and equipment as of December 31, 2003 are as follows:

(in millions	As of						As of December 31,
of Korean Won)	January 1, 2003	Acquisition	Disposal	Impairment loss	Others (*)	Depreciation	2003
Land	869,786	211	1,623		3,222	—	871,596
Buildings	1,854,447	132,481	3,385	—	10,767	126,285	1,868,025
Structures	946,704	50,359	2,502	—	(6,981)	71,576	916,004
Machinery and equipment	3,985,184	1,167,030	9,569	—	(1,729)	1,161,038	3,979,878
Vehicles	15,281	19,312	6	—	47	7,091	27,543
Tools	16,345	17,659	1	—	(289)	9,297	24,417
Furniture and fixtures	29,237	16,083	14	—	198	11,175	34,329
Construction in-progress	1,554,717	856,443	—	150,750	(1,277,010)	—	983,400

	9,271,701	2,259,578	17,100	150,750	(1,271,775)	1,386,462	8,705,192

(*)	Foreign currency translation adjustment and replacement of assets in connection with Tokyo branch.

     The Company’s expenditures in relation to construction in-progress amounted to KRW856,443 million for the year ended December 31, 2003.

     As of December 31, 2003 and 2002, fully depreciated property, plant and equipment still in use amounted to KRW47 million and KRW44 million, respectively.

     As of December 31, 2003 and 2002, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW2,666 million and KRW3,655 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

9. Intangible Assets

     Intangible assets, net of accumulated amortization, as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2002	Acquisition	Disposal	Depreciation	2003
Intellectual property rights	227	385	—	117	495
Port facilities usage rights	134,209	11,796	—	16,307	129,698
Development costs and others (Note 28)	196,705	83,231	1,220	58,538	220,178
Land usage rights	3	—	—	—	3

	331,144	95,412	1,220	74,962	350,374

     The Company capitalized costs directly related to the ERP system and process innovation as other intangible assets (Note 28).

10. Other Assets

     Other assets as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Other current assets
Short-term loans	2,667	2,333
Accrued income	48,913	36,303
Prepaid expenses	2,580	2,604
Others (Note 15)	5,522	36,331
Less: Allowance for doubtful accounts	(3,525)	(2,371)

	56,157	75,200

Other long-term assets
Guarantee deposits (Note 26)	1,418	1,612
Other investment assets (Note 15)	393,939	228,190
Less: Allowance for doubtful accounts	(173,016)	(173,006)

	222,341	56,796

	278,498	131,996

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

11. Current Portion of Long-Term Debt

     Current portion of long-term debt as of December 31, 2003 and 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002
Foreign currency borrowings, in Won equivalent	LIBOR + 0.60, 4.60 ~ 4.90	14,644	18,515
Loans from foreign financial institutions	LIBOR + 0.60 ~ 0.80, 2.00 ~ 6.97	202,959	33,268
Debentures	1.84 ~ 8.00	708,285	1,215,670

		925,888	1,267,453
Less: Discount on debentures issued		(1,233)	(3,851)

		924,655	1,263,602

12. Long-Term Debt

     Long-term debt as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Foreign currency borrowings, in Won equivalents (Note 26)	25,392	41,487
Loans from foreign financial institutions (Note 26)	273,897	299,436
Debentures (Note 26)	3,281,156	3,888,513

	3,580,445	4,229,436
Less: Current portion	(925,888)	(1,267,453)
Discount on debentures issued	(13,774)	(17,670)

	2,640,783	2,944,313

     Long-term foreign currency borrowings as of December 31, 2003 and 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002
MIZUHO	4.90	12,494	22,729
Chase Manhattan Bank	LIBOR + 0.60	—	5,145
Development Bank of Japan	4.60	12,898	13,613

		25,392	41,487
Less: Current portion		(14,644)	(18,515)

		10,748	22,972

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Loans from foreign financial institutions as of December 31, 2003 and 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002
Commerzbank and others	2.00 ~ 6.97	28,622	49,699
Sumitomo Mitsui	LIBOR + 0.80	65,605	69,677
Citi Corp.	LIBOR + 0.60	179,670	180,060
		273,897	299,436
Less: Current portion		(202,959)	(33,268)

		70,938	266,168

     Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW11,872 million and KRW13,165 million as of December 31, 2003 and 2002, respectively.

     As of December 31, 2003, small and medium industry finance debentures amounting to KRW31,400 million are provided as collateral for the recovery commitment of the Pohang No. 4 disposal site. In addition, 1,696,428 shares of SK Telecom Co., are provided as collateral pursuant to exchangeable bonds.

     Debentures outstanding as of December 31, 2003 and 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002
Domestic debentures	5.00 ~ 8.00	1,600,000	2,100,000
Yankee Bonds	7.13 ~ 7.38	767,316	978,217
Samurai Bonds	1.84	335,880	810,296
Exchangeable bonds	—	577,960	—

		3,281,156	3,888,513
Less: Current portion		(708,285)	(1,215,670)
Discount on debentures issued		(13,774)	(17,670)

		2,559,097	2,655,173

(*)	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co. ADRs (American depository receipt).

     Exchangeable bonds as of December 31, 2003 are as follows:

Issue date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,398/ADR
Exercise Call: period	Commencing ten business days following the issuance date until ten business days prior to maturity date
Put:	Exactly three years following the payment date

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     The Company has disposed 1,696,428 shares of SK Telecom Co. shares to Zeus (Cayman) as collateral pursuant to the aforementioned issuance of the exchangeable bonds. The above transaction meets the criteria required by the securities and exchange law as well as from the legal perspective. However, in accordance with Korean generally accepted accounting principles, the aforementioned transaction has been recorded as a borrowing transaction.

     Maturities of long-term debt outstanding as of December 31, 2003 are as follows:

			Loans from foreign
(in millions of		Foreign currency	financial
Korean Won)	Debentures	borrowings	institutions	Total
2004	708,285	14,644	202,959	925,888
2005	947,405	2,150	12,740	962,295
2006	1,047,506	2,150	12,740	1,062,396
2007	—	2,150	12,356	14,506
Thereafter	577,960	4,298	33,102	615,360

Total	3,281,156	25,392	273,897	3,580,445

13. Accrued Severance Benefits

     Details of accrued severance benefits for the year ended December 31, 2003 are as follows:

(in millions of	Accrued severance	National Pension	Group severance
Korean Won)	benefits	Fund	insurance deposits
Beginning balance	178,684	128	104,888
Increase	127,688	—	69,663
Decrease	13,795	12	3,201

Ending balance	292,577	116	171,350

     As of December 31, 2003, the Company has funded approximately 58.57 percent of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

14. Other Liabilities

     Other liabilities as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Other current liabilities Advances received	36,386	17,105
Unearned revenue	2,046	1,998
Others	44,495	1,633

	82,927	20,736

Other long-term liabilities Others (Note 19)	43,837	34,260

	126,764	54,996

15. Commitments and Contingencies

     As of December 31, 2003, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

(in U.S. Dollars, Japanese Yen and millions of Korean Won)	Guarantees provided		Won equivalent	Financial institution
Related company
VPS	US$	1,642,105	1,967	Credit Lyonnais
POS-HYUNDAI STEEL		161,760	194	India Development Bank and others
POSINVEST		132,000,000	158,109	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		12,000,000	14,374	Bank of China
POSMI		1,800,000	2,156	Korea Exchange Bank

	US$	147,603,865	176,800

Others
Dae Kyeong Special Steel		4,318	4,318	Korea Development Bank
Co., Ltd.	US$	3,249,470	3,892
DC Chemical Co., Ltd.		1,921	1,921	LG-Caltex Gas
S U S	US$	10,000,000	11,978	J-BIC
Zeus	JPY	51,622,000,000	577,960

		6,239	600,069
	US$	13,249,470	—
	JPY	51,622,000,000

		6,239	776,869
	US$	160,853,335	—
	JPY	51,622,000,000

     As of December 31, 2002, the Company provided payment guarantees for affiliated companies and others amounting to KRW154,413 million and KRW25,006 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     As of December 31, 2003, the Company provided one blank promissory note to the Bank of China and three blank promissory notes and others to Korea Development Bank, as collateral for outstanding loans.

     The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2003, 146 million tons of iron ore and 55 million tons of coal remained to be purchased under such long-term contracts.

     The Company has entered into a bank overdraft agreement with Woori Bank amounting to KRW160,000 million as of December 31, 2003.

     In order to meet the LNG needs of the Company, on August 14, 2003, the Company entered into an agreement with Tangguh LNG in Indonesia. As a result, commencing from 2005, 550,000 tons will be purchased annually for a period of 20 years.

     The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

     As of December 31, 2003, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW8,705 million for the year ended December 31, 2003. Future lease payments under the above lease agreements are as follows:

(in millions of Korean Won)
2004	6,328
2005	4,597
2006	1,449

12,374

     The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40 percent owned by the Company. This payment represented 40 percent of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was determined. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment, was fully reserved as part of allowance for doubtful accounts as of December 31, 2002. The Company suspended applying the equity method for POSVEN due to its negative book value (Note 7).

     The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately KRW3,512 million and US$9,050,000 as of December 31, 2003. These litigations are pending as of December 31, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

     In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

16. Capital Surplus

     Capital surplus as of December 31, 2003 and 2002 consists of the following:

(in millions of Korean Won)	2003	2002
Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus (*)	70,986	49,352

	3,707,587	3,685,953

(*)	Other capital surplus consists of gain on sale of treasury stock and others.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

17. Retained Earnings

     Retained earnings as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	746,667	626,666
Reserve for overseas investment loss	—	28,200
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	6,119,500	4,982,500
Appropriated retained earnings for dividends	144,044	119,523

	8,169,713	6,916,391
Unappropriated	1,697,724	1,566,843

	9,867,437	8,483,234

     Legal Reserve
The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10 percent of cash dividends paid, until such reserve equals 50 percent of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

     Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

     Application of unaccounted loss
As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO has recovered its net asset value and as a result, it has been applied with the equity method. Accordingly, unaccounted loss of KRW16,125 million during the year ended December 31, 2002 during the current year from retained earnings before appropriations.

     Interim Dividend
The Company declared interim dividends which were approved through a resolution of the Board of Directors on July 22, 2003. Details of interim dividends in 2003 and 2002 are as follows.

(in millions of Korean Won)	2003		2002
	Dividend	Dividend	Dividend	Dividend
	ratio (percent)	amount	ratio (percent)	amount
Common shares	20	81,649	10	40,842

Year-end cash dividends

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

(in millions of Korean Won)	2003		2002
	Dividend	Dividend	Dividend	Dividend
	ratio (percent)	amount	ratio (percent)	amount
Common shares	100	403,540	60	245,216

     Details of the dividend payout ratio and dividend yield ratio are as follows.

(in millions of
Korean Won)	2003		2002
	Dividend	Dividend	Dividend	Dividend
	payout ratio	yield ratio	payout ratio	yield ratio
Common shares	4.50 percent	3.68 percent	25.97 percent	2.85 percent

18. Capital Adjustments

     Capital adjustments as of December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Treasury stock	(838,169)	(915,995)
Valuation gain on investment securities (Note 7)	(301,133)	(193,641)
Valuation gain on derivatives (Note 20)	4,153	—
Foreign-based operations translation adjustment	35,719	24,842

	(1,099,430)	(1,084,794)

     As of December 31, 2003, the Company holds 7,346,200 and 912,010 shares of its own common stock amounting to KRW737,055 million and specified money in trust amounting to KRW101,114 million, respectively.

     The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company decided to sell 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003, which was approved by the Board of Directors on July 22, 2003, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

     The Company operates one branch in Japan, and the resulting translation gain included in the capital adjustments, as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW35,719 million and KRW24,842 million as of December 31, 2003 and 2002, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

19. Stock Option Plan

     The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant (*)	2nd Grant (*)	3rd Grant (*)	4th Grant
Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003
Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share
Number of shares	421,979 shares	57,036 shares	20,913 shares	138,670 shares
	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005
Exercise period	☐	☐	☐	~
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003 and October 17, 2003.

     The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

     The compensation costs for stock options granted to employees and executives recognized for the year ended December 31, 2003 and for the future periods are as follows.

	1st Grant	2nd Grant	3rd Grant	4th Grant	Total
Prior periods	KRW 8,267	KRW —	KRW 20	KRW —	KRW 8,287
Current year	15,306	770	469	2,349	18,894
Future periods	—	148	272	4,529	4,949

	KRW 23,573	KRW 918	KRW 761	KRW 6,878	KRW 32,130

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

20. Derivatives

     The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Swap contracts outstanding as of December 31, 2003 are as follows:

Annual interest rate
(in U.S. Dollars and thousands of		Contract amount			(percent)
Japanese Yen)	Period	Receipts		Payments	Receipts	Payments
Citi Corp. and others	March 2002
	~ July 2004	US$	174,000	JPY 22,867,580	7.13	JPY 2.93

     The gains and losses on currency swap transactions for the years ended December 31, 2003 and 2002 are as follows:

(in millions of
Korean Won)	Transaction gains		Transaction losses
	2003	2002	2003	2002
Currency forward contracts	451	—	—	2,796
Currency swaps	—	—	29,693	—

	451	—	29,693	2,796

     The Company has recognized valuation gains on currency forward contracts amounting to KRW451 million, and recorded these as non-operating income for the year ended December 31, 2003. Also, the Company has treated currency swap valuation loss amounting to KRW29,693 million as a current loss with a corresponding increase in current liabilities.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

     Nickel futures contract used to hedge cash flow risks are as follows:

		Basic		Purchase price
	Period	unit	Quantity	per ton
Sempra Metals Ltd.	Dec. 12, 2003 ~ July 21, 2004	Lot	20 (120 tons)	US$	12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Aug. 18, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Sep. 15, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Oct. 20, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Nov. 17, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Dec. 15, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 22, 2003 ~ Jan. 19, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ Feb. 16, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ Mar. 16, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ April 20, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ May 18, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ June 15, 2005	Lot	20 (120 tons)		12,350

			240 (1,440 tons)

     In order to hedge the price increases of nickel, the Company has entered into a guaranteed purchase forward contract with Sempra Metals Ltd. to purchase 1,440 tons of nickel at USD12,470 and USD12,350 per ton. The aforementioned contract meets the criteria of a procedure used to avoid cash flow risks and it resulted to a valuation gain of KRW4,153 million for the year ended December 31, 2003 which were accounted for as a capital adjustment.

21. Cost of Goods Sold

     Cost of goods sold for the years ended December 31, 2003 and 2002 consists of the following:

(in millions of Korean Won)	2003	2002
Finished goods at the beginning of the year	162,549	239,371
Cost of goods manufactured	10,236,760	8,695,643
Transfer to other accounts	(52,327)	(196,685)
Finished goods at the end of the year	(149,598)	(162,549)

Cost of goods sold for finished goods	10,197,384	8,575,780
Others	218,756	555,878

Total	10,416,140	9,131,658

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

22. Selling and Administrative Expenses

     Selling and administrative expenses for the years ended December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
Selling expenses	436,591	400,659
Fees and charges	75,734	63,209
Salaries and wages	65,551	56,191
Welfare (Note 31)	49,896	37,420
Rent	49,374	38,304
Depreciation	39,799	33,662
Research and development (Note 28)	37,927	26,353
Advertising	28,691	23,401
Provision for severance benefits	12,366	7,604
Training	10,017	9,629
Repairs	9,446	8,340
Travel	9,265	8,503
Communications	4,932	4,803
Taxes and public dues	4,432	2,575
Supplies	3,846	4,668
Vehicle expenses	3,626	3,739
Entertainment	2,187	3,076
Subscriptions and printing	2,160	1,641
Utilities	1,099	869
Insurance	411	408
Others	37,305	28,398

	884,655	763,452

23. Donations

     Donations contributed by the Company for the years ended December 31, 2003 and 2002 consist of the following:

(in millions of Korean Won)	2003	2002
POSCO Educational Foundation	38,800	37,800
Employee welfare benefits	51,100	5,725
Others	7,472	—

	97,372	43,525

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

24. Income Taxes

     The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7 percent in 2003 and 2002, respectively.

     Income tax expense for the years ended December 31, 2003 and 2002 consists of the following:

(in millions of Korean Won)	2003	2002
Current income taxes	696,633	451,746
Deferred income taxes	(13,342)	(87,627)

	683,291	364,119

     The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

(in millions of Korean Won)	2003	2002
Net income before income tax expense	2,663,863	1,465,444
Statutory tax rate	16.5/29.7 percent	16.5/29.7 percent

Income tax expense computed at statutory rate	791,155	435,225
Tax credit	(98,821)	(80,829)
Others, net	(9,043)	9,723

Income tax expense	683,291	364,119

Effective rate	25.65 percent	24.85 percent

     Components of deferred income taxes as of December 31, 2003 and 2002 are as follows:

	Beginning balance		Ending balance
	(as of December 31,	Increase	(as of December 31,
(in millions of Korean Won)	2002)	(decrease)	2003)
Reserve for special repairs	(154,132)	13,865	(140,267)
Deferred foreign exchange losses	17,644	(9,070)	8,574
Allowance for severance benefits	652	470	1,122
Current assets	71,284	44,773	116,057
Allowance for doubtful accounts	63,156	1,263	64,419
Accrued income	(10,690)	(3,694)	(14,384)
Reserve for technology developments	(221,760)	(23,907)	(245,667)
Others	105,671	(10,179)	95,492

Net deferred income tax assets (liabilities)	(128,175)	13,521	(114,654)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

25. Earnings Per Share

     Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

	Number of shares	Number of shares in	Number of days	Weighted number of
Period	issued	treasury stock (*)	outstanding	shares
Jan. 1, 2003 ~ March 31, 2003	90,781,795	(9,105,054)	90	7,350,906,690
April. 1, 2003 ~ June 30, 2003	90,781,795	(9,133,276)	91	7,430,015,229
July 1, 2003 ~ Sept. 30, 2003	90,781,795	(8,903,778)	92	7,532,777,564
Oct. 1, 2003 ~ Oct. 15, 2003	90,781,795	(9,894,117)	15	1,213,315,170
Oct. 16, 2003 ~ Dec. 31, 2003	88,966,155	(8,258,210)	77	6,214,511,765

			365	29,741,526,418

(*) Weighted-average

Period	Weighted average number of common shares
2003	29,741,526,418 / 365 = 81,483,634 shares

     Earnings per share and diluted earnings per share for the years ended December 31, 2003 and 2002 are calculated as follows:

(in millions of Won)	2003	2002
Net income	1,980,572	1,101,325
Weighted-average number of shares of common stock	81,483,634	81,932,084
Earnings per share in Korean Won	24,306	13,442

Diluted earnings per share

Diluted earnings per share for the years ended December 31, 2003 and 2002 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2003 and 2002.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

26.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2003 and 2002 are as follows:

	2003				2002
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
			(in Millions)				(in Millions)
Assets:
Cash (*)	US$	79,402,068	KRW	95,107	US$	65,468,977	KRW	78,588
	JPY	17,090,000,000		191,340	JPY	250,000,000		2,532
Trade receivables	US$	91,981,676		110,068	US$	64,017,785		76,847
	JPY	1,665,387,380		18,646	JPY	955,530,483		9,678
	EUR	2,407,553		3,618	EUR	456,710		574
Other receivables	US$	822,911		986	US$	862,128		1,035
	JPY	4,608,464		52	JPY	77,814,049		788
Marketable securities	US$	10,482,213		12,559	US$	28,993,070		34,803
Guarantee deposits	US$	433,280		519	US$	297,091		357

			KRW	432,895			KRW	205,202

Liabilities:
Trade payables	US$	69,672,398	KRW	83,454	US$	153,433,334	KRW	184,181
	JPY	562,235,098		6,295	JPY	144,975,101		1,468
	EUR	733,545		1,102	EUR	190,905		240
Other accounts payable	US$	329,839		395	US$	6,027,536		7,235
	JPY	25,743,707		288	JPY	89,559,735		907
					EUR	7,723		10
Accrued expenses	US$	111,566,589		133,634	US$	78,498,088		94,229
					JPY	1,184,497,963		11,997
					EUR	5,691,534		7,156
Debentures (**)	US$	640,605,000		767,316	US$	814,910,000		978,218
	JPY	81,622,000,000		913,840	JPY	80,000,000,000		810,296
Foreign currency borrowings	US$	2,268,000,000		25,392	US$	4,285,714		5,145
					JPY	3,588,000,000		36,342
Loans from foreign financial institutions	US$	183,032,109		219,236	US$	189,380,163		227,332
	JPY	942,165,425		10,548	JPY	2,983,289,425		30,217
	EUR	29,357,589		44,113	EUR	33,313,207		41,887

			KRW	2,205,613			KRW	2,436,860

(*)	Includes cash and cash equivalents, short-term financial instruments, and long-term financial instruments.

(**)	Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2003 and 2002, and the related account balances as of December 31, 2003 and 2002, are as follows:

	(in millions of Korean Won)
	Sales (*)		Purchases (*)		Receivables (**)		Payables (**)
Company	2003	2002	2003	2002	2003	2002	2003	2002
POSCO E&C	4,834	3,089	314,456	863,525	247	8,495	29,888	72,310
Posteel Co., Ltd.	870,792	1,431,012	35,681	2,969	46,543	186,335	5	900
POSCON Co., Ltd.	72	40	167,642	146,872	3	4,399	20,297	15,741
Pohang Steel Co., Ltd.	251,137	233,474	1,576	1,279	23,613	25,477	169	121
POSCO Machinery & Engineering Co., Ltd.	65	67	102,099	87,852	6	2,119	13,858	6,795
POSDATA Co., Ltd.	857	753	206,562	167,782	1	118	28,370	26,908
POSCO Research Institute	—	—	11,694	10,232	—	—	4,006	3,370
Seung Kwang Co., Ltd.	—	—	60	4	477	583	1	1
POS-AC Co., Ltd.	450	408	9,150	14,054	—	—	330	481
Changwon Specialty Steel Co., Ltd.	77	417	57,557	62,141	65	79	7,580	12,879
POSCO Machinery Co., Ltd.	126	40	80,908	72,194	2	317	10,477	9,561
POSTECH Venture Capital Co., Ltd.	54	50	—	10	—	—	—	42
VPS	3	—	—	—	—	—	—	—
POSREC	122	36	154,404	149,185	5	4	17,263	16,271
POSAM	—	—	107	473	—	—	—	—
POSA	—	—	157,641	72,714	17	—	4,618	587
POSCAN	—	—	39,664	41,932	17	—	4,074	—
POA	367,998	149,590	111,889	68,047	6,492	16,965	5,605	2,960
POSCO International Osaka, Inc.	226,276	114,561	10,922	7,066	5,153	3,092	111	231
DALIAN POSCO — CFM Coated Steel Co., Ltd.	16,611	—	—	4	87	—	—	—
POS-Tianjin Coil Center Co., Ltd.	280	579	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	349,723	29	—	—	10,770	—	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	16,026	292	—	—	4	—	—	—
POS-THAI Service Steel Center Co., Ltd.	190	45	—	—	—	—	—	—
POSINVEST	—	—	—	1,207	—	—	—	277
Korea Daily News	—	—	—	310	—	—	—	42
eNtoB Corporation	—	—	69,072	15,383	—	—	3,029	1,728
MIDAS IT	—	—	99	—	—	—	—
POSVEN	—	—	—	—	—	172,996	—	—
KOBRASCO	—	—	99,498	94,038	—	—	6,145	5,065
UPI	239,294	291,528	16	—	—	—	—	—
POSCHROME	—	—	33,267	22,937	—	—	—	—
POSMMIT	480	—	—	—	—	—	—	—
POSVINA	7,281	—	—	—	—	—	—	—
Shunde Xingpu Steel Center Co., Ltd.	219	—	—	—	—	—	—	—

	2,352,967	2,226,010	1,663,964	1,902,210	93,502	420,979	155,826

(*)	Sales include non-operating income and purchases include other indirect costs.

(**)	Receivables include other receivables and payables include other payables.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

As of December 31, 2003, the Company provided payment guarantees for affiliated companies and others amounting to KRW176,800 million and KRW154,413 million, respectively.

28.	Research and Development Costs

The Company capitalized costs directly related to the ERP system and process innovation as other intangible assets. The summary of other intangible assets as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003	2002
Beginning balance	196,705	177,320
Increase	82,011	71,134
Decrease	(58,538)	(51,749)

Ending balance	220,178	196,705

The Company expensed research and development costs amounting to KRW201,776 million and KRW189,213 million for the years ended December 31, 2003 and 2002, respectively:

29.Regional Information

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea.

General information on the operations of both plants as of December 31, 2003 are as follows:

	Pohang Mill	Kwangyang Mill
Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil, etc.	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,300 persons	7,222 persons

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

Regional financial status and operating results as of and for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)
2003	Pohang	Kwangyang	Others	Total
Sales (*)	7,521,263	6,789,970	48,096	14,359,329

Fixed assets:
Property, plant and equipment (**)	4,455,295	4,135,757	114,140	8,705,192
Intangible assets	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation	698,248	761,984	1,192	1,461,424

(in millions of Korean Won)
2002	Pohang	Kwangyang	Others	Total
Sales (*)	6,252,313	5,436,829	39,453	11,728,595

Fixed assets:
Property, plant and equipment (**)	4,562,581	4,604,791	104,329	9,271,701
Intangible assets	216,618	114,526	—	331,144

Total	4,779,199	4,719,317	104,329	9,602,845

Depreciation	617,907	708,890	778	1,327,575

(*)	No inter-plant transactions between the two plants.

(**)	Presented at book value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

30. Professional Staff Development Costs

     The Company’s expenditure on education and training fees, in relation to the development of professional personnel, for the years ended December 31, 2003 and 2002 amounted to KRW18,368 million and KRW16,199 million, respectively. Details are as follows:

(in millions of Korean Won)	2003	2002
Fees for studying abroad	4,471	4,973
Fees for education consigned outside of company premises	2,367	2,049
Tutorial fees	2,265	2,096
Others	9,265	7,081

	18,368	16,199

31. Employees’ Welfare

     In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW478,163 million and KRW368,795 million for the years ended December 31, 2003 and 2002, respectively.

32. Adherence to the Protection of the Environment

     The Company has been qualified as an ‘Environmentally Friendly’ company by the government, and has held the ISO 14001 certificate since 1996. The Company has invested KRW93,225 million or 6.3 percent, and KRW176,651 million or 11.8 percent, of total facility investment, in environmental facilities for the years ended December 31, 2003 and 2002, respectively.

33. Important Management Results

     The Company’s important management results for the period from October 1, 2003 to December 31, 2003 are as follows:

(in millions of Korean Won)
Sales	3,931,257
Net income	461,835
Basic earnings per share (in Korean Won)	5,720
Diluted earnings per share (in Korean Won)	5,720

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

34. Subsequent Events

     The Company’s financial statements were approved by company executives on January 14, 2004.

     In order to strengthen its investment conditions and operations in China, the Company has incorporated POSCO-China Holding Corp. on January 1, 2004. It is 100 percent owned by the Company, and its capital is US$35,000,000. KRW17,937 million was invested in this new company during 2003, and this amount is accounted for as other non-current asset in the 2003 financial statements. The remaining balance will be contributed within two years from the date of the incorporation.